UNITED STATES SECUITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED FORM 20-F

[X]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXHANGE ACT OF
                                   1934

[ ]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the
                                 Fiscal Year Ended _______

[ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934. For
                                  transition period from ____ to ______

Commission File Number: 0-49953

TERRA NOVA GOLD CORP. (formerly GLOBENET RESOURCES INC.)
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Canada
(Jurisdiction of Incorporation or Organization)

Suite 1360 – 605 Robson Street, Vancouver, British Columbia V6B 5J3
(Address of Principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the Company’s classes of capital or common stock as of July 31, 2003: 9,158,236 Common Shares, Without Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes: No: ___

Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 X Item 18 ___

(APPLICABLE ONLY TO ISSERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 14 or 15(d) of the Securities Exchange Act of 1934 subsequent tot he distribution of securities under a plan confirmed by court.                                 Yes: No: ___

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INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Form 20-F all references to "Canada" are references to The Dominion of Canada. All references to the "Government" are references to the government of Canada. Unless otherwise noted all references to "shares" or "common stock" are references to the common shares of Terra Nova Gold Corp. (the "Company").

In this document, all references to "SEC" are reference to the United States Securities and Exchange Commission. References to"$", "Cdn Dollars", or "$", "Cdn Dollars", or "Cdn$" are to the currency of Canada and all references to "US Dollars" or "US$" are to the currency of the United States of America. Solely for the convenience of the reader, this Form 20-F contains translations of certain Cdn Dollars amounts into US Dollars at specified rates.

Measurement Conversion Information

In this Report, metric measures are used with respect to mineral properties described herein. For ease of reference, the following conversion factors are provided:

1 mile	= 1.609 kilometres	2,204 pounds	= 1 tonne
1 yard	= 0.9144 metre	2,000 pounds/1 short ton	= 0.907 tonnes
1 acre	= 0.405 hectare	1 troy once	= 31.103 grams
1 U.S. gallon	= 3.785 litres	1 imperial gallon	= 4.546 litres

GEOLOGIC TIME

The geological history of the earth is divided into Periods and sub-divided into Eras, based on ages as outlined below:

Name of Period	Name of Era	Number of Years before Present (Millions)

Quaternary	Holocene	0 to 0.4

	Pleistocene	0.4 to 1.8

Tertiary	Pliocene	1.8 to 5.0

	Miocene	5.0 to 24

	Oligocene	24 to 38

	Eocene	38 to 56

	Paleocene	56 to 66

Mesozoic	Cretaceous	66 to 140

	Jurassic	140 to 200

	Triassic	200 to 250

Paleozoic	Permian	250 to 290

	Carboniferous	290 to 365

	Devonian	365 to 405

	Silurian	405 to 425

	Ordovician	425 to 500

	Cambrian	500 to 570

Precambrian	Precambrian	> 570

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GLOSSARY

The following are abbreviations and definitions of terms commonly used in the mining industry and this Report.

"Abitibi" or
"Abitibi-Price"                     means Abitibi Inc., the Canadian forestry company;

"AEM conductor"                means airborne electro-magnetic conductor, an area of high electrical conductivity as surveyed by geophysical instruments carried aboard an aircraft;

"Amphibolite"     a type of metamorphic rock;

"AND Co."           means the Anglo-Newfoundland Development Corporation;

"Anomaly"                          a deviation from the typical geological pattern;

"Arsenopyrite"                  a type of arsenic and iron sulphide mineral;

"Asarco"                             means Asarco Inc., the American-based mineral processing company which co-owned the Buchans Mine from
                                              1926 to 1976;

" Au "                  abbreviation for gold;

" Auriferous float"             glacial derived boulders containing concentrations of gold;

"Batholith"                          a large intrusive mass of igneous rock;

"BQ"                                    diamond drill core with a diametre 1 7/16 inches (36.5 millimetres);

"Breccia"                             a type of igneous sedimentary or metamorphic rock made up of fragments;

"Chalcopyrite"                   means a mineral containing copper, iron, and sulphur and is an ore mineral of copper;

"Chlorite"   a common rock forming mineral;

"Conglomerate"                 a type of sedimentary rock;

"Disseminated"
or "dissemination"            a descriptive term referring to mineral grains, which are scattered evenly throughout a rock;

"EM"                                 means electromagnetic and generally refers to a class of geophysical survey useful in concentrations of sulphides;

"Felsic rock"                     a type of igneous or metamorphic rock made up of iron rich and silica rich minerals;

"Gabbro"                           a type of mafic igneous rock;

"Galena"                           means a mineral containing lead and sulphur and is an ore mineral of lead;

"Garnet"                           a type of metamorphic mineral rock;

"Gneiss"                           a term applied to banded rocks formed during metamorphism;

"Geological Time"          the part of the earths history that is recorded in the succession of rocks;

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"Granite"                         a type of igneous rock

"Greenschist facies"    means the alteration of rock through a particular series of temperature, pressure, and composition changes to products typical of low-grade regional metamorphism;

"HL EM"                       a type of EM survey using a horizontal loop;

"Hornblende"               a common rock forming mineral;

"Igneous rock"             a rock formed by the crystallization of molten rock or magma;

"Indicated Mineral
Resource"     means ore for which there are quantitative estimates of tonnage and grade made partly from inference and partly from specific sampling;

"IP"     a type of geophysical survey known as induced polarization;

"Isoclinal fold"            a fold with parallel limbs;

Kyanite"                       a type of metamorphic mineral;

"Mafic rock"   a type of igneous rock made up of magnesium rich and iron rich minerals;

"Magmatic rock"          a rock formed by the crystallization of molten rock or magma;

"Magnetic survey"      means a class of geophysical survey, which determines the magnetic properties of a rock;

"Massive sulphide"     means a rock comprised entirely of sulphide minerals;

"Measured Mineral
Resource"                      means ore that has been exposed on three sides and for which tonnage and quality estimates have been made;

"Metallurgy"                 means the science and art of extraction of metals from their ores and preparing them for use;

"Metamorphic rock"     a rock produced by series of temperature, pressure and composition changes referred to as metamorphism;

"Mineralization"            means the process by which minerals are introduced and concentrated within a host rock, and the product of this process;

"Mylonites"                   a rock type formed by intense faulting;

"Net profits
interest royalty
or NPI"                           means a percentage of the dollar proceeds from the sale of minerals, after all costs relating to the production, manufacture and sale of the minerals are deducted;

"Net smelter return
royalty or NSR"           means a percentage of the gross dollar proceeds obtained from the sale of minerals with only minor cost deductions for shipping, insurance and smelter penalties allowed;

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"NQ"   diamond drill core with a diametre of 2 7/8 inches (47.6 millimetres;)

"Orebody"                    a natural aggregate of one or more minerals which, at a specific time and place, may be mined and sold at a profit, or from which some part can be profitably separated;

"Pelitic"                         refers to the fine grain nature various of sedimentary and metamorphic rocks;

"Pyrite"                         a common iron sulphide mineral;

"Quartz"                       a common rock forming mineral;

"Rhyolite"                    a type of volcanic rock;

"Sedimentary Rock"   rock formed from material derived from pre-existing rock through mechanical means;

"Sericite"                      a common rock forming;

"Schist"                        a type of metamorphic rock;

"Sillimanite"                 a type of metamorphic mineral;

"Sphalerite"                 means a mineral containing zinc and sulphur and is an ore mineral of zinc;

"Stockwork"                means a three-dimensional network of veinlets;

"Sulphide"                    a type of mineral made up of sulphur and one or more metallic elements;

"Total field
magnetics"                    means the magnetic responses of the rock, as collected from a "magnetic survey"

" Turbidite"                  a type of sedimentary rock;

"Tuff"                           a type of volcanic rock;

"Ultramafic"                 a type of igneous rock;

"UTM"                        Universal Trans Mercator system Nad 83

"VLF EM"                  a type of EM survey using very low frequency;

"Volcanic rock"        a type of igneous rock produced by volcanoes;

"Volcanogenic
massive sulphide"
or "VMS"                   means the accumulation of metals precipitated on the ocean floor associated with ocean-floor volcanism and which are enriched in iron and other metals;

"Volcaniclastic"        means a sediment containing material of volcanic origin; and

"Zircon"                    a type of mineral found in igneous rock commonly used for age dating;

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PART I

Item 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

A. Directors and senior management

The names, business addresses and functions of the Company’s Directors and senior management are as follows:

DAVID PATTERSON
#1360 – 605 Robson Street
Vancouver, British Columbia
V6B 5J3

Mr. David Patterson has been a Director and Chairman of the Board of the Company since August 6, 2002.

HARVEY KEATS
#1360 – 605 Robson Street
Vancouver, British Columbia
V6B 5J3

Mr. Harvey Keats has been the President and a Director of the Company since August 6, 2002. Mr. Keats is a geologist.

KERRY SPARKES
#1360 – 605 Robson Street
Vancouver, British Columbia
V6B 5J3

Mr. Kerry Sparkes has been a Director of the Company since October 18, 1999. Mr. Sparkes is a geologist.

REX GIBBONS
34 Spratt Place
St. John’s, Newfoundland
A1E 4M2

Dr. Rex Gibbons has been a Director of the Company since August 20, 2002. Dr. Gibbons is a geologist.

SHIRLEY MOONEY
#211 - 5760 Minoru Blvd.
Richmond, British Columbia
V6X 2A9

Ms. Shirley Mooney has been Secretary of the Company since June 21, 2002.

B. Advisors

The legal advisors for the Company are Maitland & Company of 700-625 Howe Street, Vancouver, British Columbia, V6C 2T6.

C. Auditors

The auditors for the Company are Morgan & Company, Chartered Accountants, of 1488-700 West Georgia Street, Vancouver, British Columbia, V7Y 1A1.

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Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

N/A

Item 3. KEY INFORMATION

A. Selected Financial Data

Currency Exchange Rate Information

The rate of exchange means that noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs proposed by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last date of each month during a calendar year.

	2003 [1]	2002	2001	2000	1999

High	$1.5672	$1.6125	$1.6034	$1.5583	$1.5475
Low	1.2991	1.5122	1.4935	1.4318	1.4420
Average for Period	1.4084	1.5702	1.5494	1.4854	1.4857
End of Period	1.2991	1.5776	1.5928	1.4995	1.4433
1) Up to November 30, 2003

The exchange rate on July 31, 2003 was 1.4048.

The high and low exchange rates for the most recent six months are as follows:

	November 2003	October 2003	September 2003	August 2003	July 2003	June 2003
High	1.3385	1.3451	1.3918	1.4072	1.4163	1.3695
Low	1.2991	1.3040	1.3470	1.3795	1.3354	1.3350

The following table sets forth, for the periods indicated, selected financial and operating data for the Company. The financial data for fiscal 2003 and 2002 is derived from the Company’s Financial Statements and Notes thereto included elsewhere herein. This information should be read in conjunction with the Company's Financial Statements and Notes thereto and "Operating and Financial Review and Prospects" included elsewhere herein. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. To the best of management’s knowledge, the Company has not paid any dividends on the Common Shares and it does not expect to pay dividends in the foreseeable future.

The year end Financial Statements of the Company have been audited by Morgan & Company, independent chartered accountants. They are maintained in Canadian dollars, and have been prepared in accordance with accounting principles generally accepted in Canada. Comparison of Canadian GAAP and United States GAAP are set forth in the notes to the Financial Statements of the Company.

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		Years ended July 31,

	2003	2002	2001	2000	1999

Amounts in Accordance with
Canadian GAAP:
Total assets	$ 210,974	$ 364,529	$ 104,792	$ 196,053	$ 814,108
Net working capital	$ (9,774)	$ 331,512	$ 97,833	$ 176,831	$ 208,394
Share capital	$11,794,888	$ 11,337,138	$ 10,947,238	$10,947,238	$10,872,238
Shareholders' equity	$ 135,625	$ 343,709	$ 102,029	$ 192,076	$ 806,231
Loss	$ (665,834)	$ (148,220)	$ (90,047)	$ (689,155)	$ (860,659)
Loss per share	$ (0.09)	$ (0.04)	$ (0.02)	$ (0.18)	$ (0.23)
Weighted average number of
common shares	7,792,644	3,933,978	3,895,376	3,874,676	3,721,446

Amounts in Accordance with
U.S. GAAP:
Total assets	$ 3,434	$ 376,739	$ 109,792	$ 186,053	$ 222,827
Net working capital	$ (9,774)	$ 352,562	$ 102,833	$ 176,831	$ 208,394
Share capital	$11,828,266	$ 11,337,138	$ 10,947,238	$10,947,238	$10,872,238
Shareholders' equity	$ (1,915)	$ 334,869	$ 102,029	$ 182,076	$ 214,950
Loss	$ (827,912)	$ (136,010)	$ (75,047)	$ (85,774)	$ (438,557)
Loss per share	$ (0.11)	$ (0.04)	$ (0.02)	$ (0.02)	$ (0.12)
Weighted average number of
common shares	7,792,644	3,933,978	3,895,376	3,874,676	3,721,446

B. Capitalization and Indebtedness

As of November 30, 2003 the Company had 20,044,202 common shares outstanding with a capitalization of $13,881,618.

As of November 30, 2003 the Company has no debt obligations or indebtedness in the form of guaranteed or unguaranteed, secured or unsecured, and/or indirect or contingent indebtedness.

C. Risk Factors

The following risks relate specifically to the Company's business and should be considered carefully. The Company's business, financial condition and results of operations could be materially and adversely affected by any of the following risks.

(1)    The Company's limited operating history makes it difficult to evaluate the Company’s current business and forecast future results.

The Company has only a limited operating history on which to base an evaluation of the Company's current business and prospects, each of which should be considered in light of the risks, expenses and problems frequently encountered in the early stages of development of all companies. This limited operating history leads the Company to believe that period-to-period comparisons of its operating results may not be meaningful and that the results for any particular period should not be relied upon as an indication of future performance.

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(2)    The Company's lack of cash flow and additional funding requirements

The Company has no significant source of operating cash flow. The Company has limited financial resources. The Company’s ability to achieve and maintain profitability and positive cash flow is dependent upon the Company’s:

•    ability to locate a profitable mineral property;
•    ability to generate revenues; and
•    ability to reduce exploration and development costs.

Based upon current plans the Company expects to incur operating losses in future periods. This will happen because there are continuing expenses associated with the exploration of the Company’s properties. Failure to generate revenues could cause the Company to go out of business.

Additional funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company's current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the Company's common stockholders.

The Company does not have any contractual restrictions on the Company's ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants, which would restrict the Company's operations. The Company does not plan on entering into any debt obligations in the next twelve months.

(3)    Need for Additional Financing

If the Company wishes to retain its mineral properties, or participate in additional mineral exploration programs, it would need to raise additional financing. Failure to generate additional funds could result in the Company going out of business.

(4)    Limited Operating History

The Company has no history of pre-tax profit. The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing. Failure to generate revenues or raise capital could cause the Company to cease operations..

(5)    History of Operating Losses

The Company sustained operating losses for each of the fiscal years ended July 31, 2003, 2002, 2001, 2000 and 1999 of $665,834 $148,220, $90,047, $689,155 and $860,659 respectively.

(6)    Jurisdiction-Difficulty of Enforcement

The Company is a Canadian corporation. All of its directors and officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under the United States federal securities laws. If a judgement is obtained in the U.S courts based on civil liability provisions of the U.S federal securities laws against the Company or its directors or officers it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company’s non-U.S resident executive officers or directors. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Subject to necessary registration, as an extra provincial company, under applicable provincial corporate statutes in the case of a corporate shareholder, Canadian courts do not restrict the ability of non-resident persons to sue in their courts. Nevertheless it may be difficult for United States Shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S federal securities laws against the Company and any of the Company’s non U.S resident executive officers or directors.

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(7)    Mineral Exploration

The following risk factors relate to the mining industry generally:

Properties are in the Exploration Stage

•    The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only and are without known bodies of commercial ore. Development of one or more of the Company’s mineral properties would follow only if favorable exploration results are obtained. Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. If the Company’s efforts do not result in any discovery of commercial ore the Company will be forced to look for other exploration projects or cease operations.

Substantial Expenditures Required to Establish Ore Reserves.

•    Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, minerals may not be discovered in sufficient quantities or grades to justify commercial operation or that the funds required for development can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Insurance

•    Mineral exploration involves risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest may be subject to unusual or unexpected formations, cave-ins, equipment breakdown, rugged terrain, wildlife hazards and harsh weather conditions, all of which could result in work stoppages, damage to property, and possible environmental damage. The Company does not presently have insurance covering the South Quinn Lake Property or the Cape Ray Property and does not presently intend to obtain liability insurance. As a result of not having insurance the Company could incur significant costs that could have a materially adverse effect upon its financial condition and even cause the Company to cease operations.

To date the Company has not experienced any material losses due to hazards arising from its operations.

(8)    No Proven Reserves

The properties of the Company are considered to be in the exploration stages only and do not contain known bodies of commercial ore.

(9)    Title Matters

While the Company has conducted title searches in the title directory of the Minister of Mines of the Province of Newfoundland on the web site: http://gis.geosurv.gov.nf.ca/mrights/ and is satisfied with the title for any property in which it has a material interest and, to the best of its knowledge, such title is in good standing, there is a possiblity that title to such claims may be challenged or impugned.

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(10)    Mineral Prices

The mining industry in general is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any minerals discovered. Significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and therefore the economic viability of any of the Company’s exploration projects cannot accurately be predicted. As the Company is in the exploration stage, the above factors have had no material impact on operations or income.

(11)    The Company’s future performance is dependent on key personnel .

The Company’s performance is substantially dependent on the performance and continued efforts of the Company’s Board of Directors. The loss of the services of any of the Company’s Board of Directors could have a material adverse effect on the Company business, results of operations and financial condition. The Company currently does not carry any key person insurance on any of the members of the board of directors.

(12)    No dividends declared or any likely to be declared in the future

The Company has not declared any dividends since its inception in 1980 and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests in the discretion of the Company's Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and financial condition, as well as other relevant factors.

(13)    The possible issuance of additional shares may impact the value of the Company stock

The Company is authorized to issue up to 100,000,000 shares of common stock. It is the Company's intention to issue more shares. Sales of substantial amounts of common stock (including shares issuable upon the exercise of stock options, the conversion of notes and the exercise of warrants), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the common stock and the ability of the Company to raise equity capital in the future. Additional issuance of shares by the Company will cause the current shareholders to suffer dilution.

(14)    Forward Looking Statements

This Form 20-F includes "forward-looking statements" A shareholder or prospective shareholder should bear this in mind when assessing the Company's business. All statements, other than statements of historical facts, included in this registration statement, including, without limitation, the statements under and located elsewhere herein regarding industry prospects and the Company's financial position are forward-looking statements. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such expectations may prove to be incorrect.

(15)    Conflicts of Interest of certain directors and officers of the Company

Messrs. Keats, Sparkes, Gibbons and Patterson, the directors of the Company, also serve as officers and/or directors of other companies whose securities are listed on the TSX Venture Exchange, and which engage in mineral resource exploration and development activities. See "Item 6(a) – Directors and Senior Management". To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation the result of which could cause the Company to lose potential exploration and development opportunities. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at the time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

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(16)    Control of the Company by Management

Management of the Company own collectively as of November 30, 2003, 1,070,500 (5.34%) of the Company's issued and outstanding shares of common stock. These stockholders, if acting together, will be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of directors and the approval of mergers or other business combination transactions.

(17)    The value and transferability of the Company shares may be adversely impacted by the limited trading market for the Company’s common stock, the penny stock rules and future share issuance. There is a limited market for the Company’s common stock in the US.

The Company's common stock is not quoted for trading in the United States.

The sale or transfer of the Company common stock by shareholders in the United States may be subject to the so-called "penny stock rules."

Under Rule 15g-9 of the Exchange Act, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

(a)     such sale or purchase is exempt from Rule 15g-9;

(b)     prior to the transaction the broker or dealer has (1) approved the person's account for transaction in penny stocks in accordance with Rule15g-9, and (2) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and

(c)     the purchaser has been provided an appropriate disclosure statement as to penny stock investment.

The SEC adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System. It is likely that shares of the Company’s common stock, assuming a market were to develop in the US therefore, will be subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company’s common stock and the ability of shareholders to sell their securities in the secondary market in the US.

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Moreover, the Company shares may only be sold or transferred by the Company shareholders in those jurisdictions in the US in which an exemption for such "secondary trading" exists or in which the shares may have been registered.

(18)    Competition with other parties

The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial means and technical facilities. Significant competition exists for the limited number of mineral acquisition opportunities available. As a result of this competition, the Company’s ability to acquire additional attractive mining properties on terms it considers acceptable may be adversely affected.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated by registration of its Memorandum and Articles under the Company Act (British Columbia) on May 30, 1980 under the name "Lindex Explorations Ltd.". Effective November 15, 1984, the Company consolidated its share capital on a five old for one new basis. On February 14, 1986, the Company changed its name from "Lindex Explorations Ltd." to "Lectus Developments Ltd.". On May 15, 1991, the Company consolidated its shares on a five old for one new basis and changed its name to "Swannell Minerals Corp.". On April 1, 1997, the Company consolidated its shares on a ten old for one new basis and changed its name to "Globenet Resources Inc.". On January 28, 2003 the Company changed its name from Globenet Resources Inc. to Terra Nova Gold Corp.

The Company changed its name each time it consolidated its share capital. The policies of the TSX Venture Exchange and its predecessors require companies whose shares are listed on the TSX Venture Exchange to change their name whenever they consolidate their share capital. The Company recently changed its name to Terra Nova Gold Corp to better reflect the Company’s exploration activities.

The head office of the Company is located at 1360 - 605 Robson Street, Vancouver, British Columbia, V6B 5J3. The Company’s telephone number is (604) 684-6535. The registered office of the Company is located at 602 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1. The Company’s common stock has been listed for trading on the TSX Venture Exchange for over 10 years. Effective October 16, 2002 the Company’s common shares were listed for trading on the Berlin Stock Exchange. Effective May 25, 2003, the Company's common shares were listed for trading on the Frankfurt Stock Exchange. See "Item 9(A) – Listing Details and Markets".

Over the past 5 years ended July 31, 2003, the Company has spent $608,040 on the acquisition and exploration on its various mineral properties. The Company will continue making expenditures on its mineral properties in fiscal 2004. See "Item 4(D) – Property, Plant and Equipment".

B. Business Overview

The Company is currently engaged in the acquisition and exploration of natural resource properties, and currently holds two principal mineral properties, located in the Province of Newfoundland and Labrador, Canada. All of the mineral properties in which the Company has an interest are currently in the exploration stage without any known reserves. The Company’s primary objective is to explore its existing mineral properties. Its secondary objective is to locate, evaluate and acquire other mineral properties and to finance their exploration either through equity financing, by way of joint venture, option agreements or through a combination of both.

In 1995, the Company acquired an interest in a staking syndicate (the "Syndicate") which in return had an option to acquire a 100% interest in 17 properties totaling 2,529 claims in Labrador, Newfoundland (the "Labrador Property"). The Company issued 100,000 common shares from its capital stock to an arms length third party who staked the claims and issued finder fees consisting of 98,583 common shares and $500 to an arms length group who arranged the transaction. In 1998 the Syndicate let lapse claims with low exploration potential and reduced its holding to 250 core mineral claims. In June, 2000 the Company sold its interest in the 250 claims to Donner Minerals Ltd. of Vancouver, British Columbia for 100,000 common shares of Donner Minerals Ltd.

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In early 1999, the Company acquired a 100% interest in 185 contiguous claims in the Lac Rocher area of the northern part of the Province of Quebec (the "Lac Rocher Property"). As consideration, the Company paid $92,500 and issued from its capital stock 50,000 common shares to the vendors. In addition the Company reserved a 3% NSR for the vendors subject to a 2% buyback for $1,000,000. In June 2000 the Company sold its interest in the properties for $17,000 to Novawest Resources Inc and Goldeye Exploration Limited.

On March 20, 2000, the Company announced the proposed acquisition of Nascent Advisers S.A. ("Nascent"), with offices in Geneva, Switzerland and Paris, France. Nascent was a venture capital firm who invested in early stage European companies within the internet sector. Under the terms of the proposed acquisition, the Company was to issue up to 37,000,000 shares in its capital stock for all of the issued and outstanding shares of Nascent.

With the proposed acquisition of Nascent and the consequent change in the Company’s focus from mineral exploration to Internet incubator, the Company, in June 2000 sold its remaining interests in the Labrador and Lac Rocher properties. Due to an inability to fund Nascent, the Company and Nascent agreed, on July 10, 2000, to terminate the proposed acquisition.

Following the termination of its agreement with Nascent, the Company focused its attention on seeking out a suitable business opportunity. On May 24, 2002, the Company announced the acquisition of an option to acquire a 100% interest in the South Quinn Lake Property, located in the central part of Newfoundland; and on August 20, 2002, the Company announced the acquisition of an option to acquire a 100% interest in the Cape Ray Property, located in southwest Newfoundland.

The Company has carried out one exploration program on the South Quinn Property. On May 12, 2003, the Company announced that it had entered into an option and joint venture agreement with Bayswater Ventures Corp. ("Bayswater") whereby the Company has agreed to grant Bayswater an option to acquire 95% of the Company's interest in the South Quinn Lake Property. The Company has carried out three exploration programs on the Cape Ray Property. See "Item 4.D - Property, plant & equipment".

The Company is in the exploration stage on its mineral properties and therefore has no regular cash flow. The Company is, therefore, dependent on generating income from mining operations or raising funds by the issuance of shares in order to finance further acquisitions, undertake exploration and development of mineral properties and meet general and administrative expenses in the medium and long-term. Due to the general uncertainties of the financial and mining market the Company cannot guarantee that it will be successful in raising the required financing. See "Item 3(B) – Risk Factors."

C. Organizational Structure

On July 19, 2002, GlobeNet Resources (Delaware) Corp. was incorporated in the state of Delaware as a wholly-owned subsidiary of the Company ("Subco"). Effective on July 26, 2002, the Company acquired all of the outstanding shares of Woodridge Capital Corp. ("Woodridge"), a Delaware corporation, from the shareholders thereof in an exchange for an aggregate of 150,000 shares of common stock of the Company (the "Acquisition"). Immediately following the Acquisition, Subco merged with Woodridge.

Woodridge was organized under the laws of the State of Delaware on October 18, 2000. Woodridge filed with the SEC a Form 10SB12G on December 22, 2000 and became a "reporting issuer" under the 1934 Act on February 20, 2001. The purpose of the transaction was to continue Woodridge’s reporting issuer status to the Company but Woodridge’s reporting issuer status was never transferred to the Company

Prior to the Acquisition, both Subco and Woodridge had limited finances and no material assets or liabilities and the Acquisition had no material effect on the financial statements of the Company.

In October 2002, the terms of the acquisition agreement between the Company and Woodridge were amended whereby the Company was no longer required to issue the 150,000 shares of common stock of the Company to the shareholders of Woodridge because Woodridge’s reporting issuer status was not transferred to the Company.

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D. Property, plant and equipment

The Company has executive offices at 1360 - 605 Robson Street, Vancouver, British Columbia, V6B 5J3 that are rented on a month-to-month basis, at a cost of $1,000 per month.

The Company has an option to acquire a 100% interest in the South Quinn Lake Property located in Newfoundland. The Company has a separate option to acquire a 100% interest in the Cape Ray Property located in Newfoundland.

As of July 31, 2003 the Company has incurred $45,843 of exploration expenditures on the South Quinn Lake Property. As of July 31, 2003 the Company has incurred $190,620 of exploration expenditures on the Cape Ray Property.

Property Ownership

South Quinn Lake Property

Under an agreement dated May 24, 2002 with South Coast Ventures Inc. ("South Coast") of St. John's, Newfoundland, the Company was granted an option (the "South Quinn Option") to acquire a 100% interest in the South Quinn Lake Property (the "Quinn Property"). In order to exercise the South Quinn Option, the Company must pay South Coast cash consideration of $75,000 and issue to South Coast a total of 300,000 of the Company's common shares in staged payments: (i) $5,000 and 20,000 common shares on TSX Venture Exchange acceptance (paid and issued); (ii) $5,000 and 30,000 common shares on or before November 23, 2002 (paid and issued); (iii) $15,000 and 75,000 common shares on or before May 23, 2003 (paid and issued); $20,000 and 75,000 common shares on or before May 23, 2004; and (iv) $30,000 and 100,000 common shares on or before May 23, 2005. The Company must expend $400,000 in cumulative exploration expenditures on the Quinn Property by May 23, 2005 in order to maintain the option. The South Quinn Option will expire immediately upon the Company failing to make any of the payments under items i-iv above, or upon the Company failing to incur $400,000 in exploration expenditures by May 23, 2005. Upon the Company making the required payments and incurring the $400,000 of exploration expenditure within the required time periods the Company will have automatically earned 100% of the Quinn Property. South Coast will retain a 2.5% NSR from the proceeds of production on the Quinn Property, of which the Company can purchase 1% for $1,000,000, thereby reducing the NSR to 1.5%.

On May 12, 2003 the Company announced that it had entered into an option and joint venture agreement with Bayswater Ventures Corp. ("Bayswater") whereby the Company has agreed to grant Bayswater an option to acquire 95% of the Company’s interest in the Quinn Property. Bayswater will earn its interest in the Quinn Property in consideration and through direct or indirect assumption of all of the Company’s remaining obligations to South Coast pursuant to the Underlying Option Agreement, as follows:

1.    Bayswater must pay to South Coast the following amounts:

i.    $15,000 on or before May 23, 2003 (paid);
ii.    an additional $20,000 on or before May 23, 2004; and
iii.    an additional $30,000 on or before May 23, 2005;

2.    Bayswater must incur an aggregate of $344,029 of work expenditures on the Property (the Company has incurred an aggregate of $55,971 of the required $400,000 of work expenditures on the Quinn Property under the Underlying Option Agreement) on or before May 23, 2005, of which Bayswater must incur at least $75,000 of expenditures on or before December 31, 2003; and

3.    The Company will remain responsible for the delivery of the Company shares to South Coast pursuant to the Underlying Option Agreement, and in lieu thereof Bayswater will pay to the Company the market price equivalent (as of the date of each delivery) of the following shares of the Company:

             i.    75,000 shares on or before May 23, 2003 (issued);
ii.    75,000 shares on or before May 23, 2004; and
iii.    100,000 shares on or before May 23, 2005.

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4.    At any time during the 12 months following Bayswater’s exercise of the Option, the Company shall have the right, exercisable upon at least 30 days prior written notice, to purchase from Bayswater an additional 20% interest in the Quinn Property (to hold a 25% working interest therein), through the payment to Bayswater of an amount equal to 30% of the actual or deemed amounts of the Option Price paid hereunder and any subsequent amounts paid as expenditures toward exploration and development of the Quinn Property, to the date of the notice. Upon the Company exercising its claw-back right as referred to herein, the Company and Bayswater shall enter into a joint venture agreement concerning the Quinn Property.

The Company received TSX Venture Exchange approval of the transaction on June 24, 2002.

Property Description and Location

The Quinn Property is located in the central part of the Province of Newfoundland, Canada, 55 km south of Buchans and about 75 km by road southeast of Millertown and is comprised of two mapped staked licences issued under the Mineral Act (Newfoundland). Mapped staked licences are issued under the Mineral Act from the Newfoundland government. Under the Mineral Act, work requirements in the first year are $200 per claim, and the work requirement escalates by $50 per claim per year for the first five years reaching $400 per claim in year five. Years six through ten require $600 in annual work. Also in year six, a licence renewal fee of $50 per claim is charged. A summary of the titles comprising the property is listed in the following table:

Licence No.	Claims	Hectares	Staked
6972M	12	300	1999.07.19
8876M	24	600	2002.05.24

The Company has incurred sufficient expenditures to keep the Quinn Property in good standing for the next two years.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Quinn Property is accessible by several logging roads, which pass adjacent to the property. Local infrastructure of mining significance includes the Star Lake hydroelectric generating facility located 25 km to the west, and the Millertown hydroelectric facility located 60 kilometres to the north.

Undulating, hilly areas of moderate relief characterize the Quinn Property region. Elevation ranges from 325 metres at the level of Rogerson Lake to 450 metres above sea level on the highest hill within the Quinn Property. Vegetation consists of spruce and fir forest with 30% bog and scrub. The region is covered with a thin veneer of Pleistocene glacial till and outwash deposits typically 2 to 10 m thick, but reaching 30 m thick locally. Outcrop exposure ranges from small areas of high outcrop density to large areas with few exposures. Typical seasonal variation includes snowy winters from late November to March and hot humid summers from June to September.

Regional Geology

The Victoria Lake Group includes all pre-Caradocian volcanic and sedimentary rocks in the area bounded by Grand Falls in the northeast and King George IV Lake in the southwest, Red Indian Lake in the northwest and Noel Paul's Brook in the southeast. The group has proven to be very favourable for volcanogenic massive sulphides and significant shear zone hosted lode gold mineralization.

Regionally, the Victoria Lake Group can be subdivided into three belts defined by their dominant lithology: (1) the Tulks Hill volcanic belt to the southwest which includes the Victoria Mine sequence; (2) the Tally Pond volcanic belt to the southeast, and (3) a volcanically derived sedimentary belt in the northeast which in part is a lateral equivalent of the volcanic belts.

The Victoria Lake Group has an inhomogeneously developed, regional penetrative foliation defined by the orientation of chlorite and sericite, flattened clasts and elongated crystal augen. The intensity of this foliation, which is subparallel to bedding and axial planar to tight to isoclinal folds, increases to the southwest. The rocks have been metamorphosed to the lower-greenschist facies, except locally along their southern margin where middle-greenschist to lower-amphibolite facies rocks are present.

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Property Geology

Regionally the area is located within easterly trending Ordovician and older sedimentary and volcanic rocks of the Tally Pond Belt with younger Silurian to Devonian mafic to felsic intrusive rocks.

The Quinn Property is predominantly underlain by a clastic sedimentary sequence with a central volcanogenic unit. The general geological strike in the area is 080 0 with steep dips towards the south. Towards the north these rocks are in fault contact with the Silurian-aged Rogerson Lake conglomerate, and towards the south they are in contact with a large Silurian to Devonian granitic batholith. The clastic sequence is composed of fine-grained siltstone, sandstone and graphitic sediments with lesser-intercalated pebble conglomerates.

The central volcanogenic unit comprises mainly variably reworked felsic tuffs with lesser reworked mafic tuff and mafic volcanic and intrusive rock. The unit is at least 400m thick where the mineralized float is located and appears to thicken eastward and grade into more proximal felsic quartz-eye and lapilli tuffs. The felsic derived sediments are extensively Fe-carbonate altered and sheared along the main trend of mineralized float.

Exploration History

American Smelting and Refining Company of New York, New York undertook the earliest recorded work in the area in the late 1960's and early 1970's when regional soil geochemistry surveys and reconnaissance ground geophysics covered various anomalies outlined by an airborne-EM survey in the area. No significant showings were located and there is no indication that their geochemistry produced any anomalous values in the area.

Noranda Inc. of Toronto, Ontario began exploring the area in the late 1970's and 1980's when it entered into a joint venture agreement with Price Nfld. Co. Ltd. of Grand Falls, Newfoundland. Initial work included regional reconnaissance geological mapping and stream silt sampling. The latter survey outlined numerous Pb, Zn anomalies in the Wilding Lake, Lake Douglas and Haven Steady areas.

As a follow-up to the regional geochemistry survey, an airborne EM survey was flown in the winter of 1983 and covered from the South Quinn Lake area north to Reid Lot 235, south of the Rogerson Lake conglomerate. Subsequent ground follow-up focused on targets in the area between Lake Douglas and Reid Lot 235. No airborne follow-up was undertaken in the South Quinn Lake area.

The area remained inactive until 1988 when it was covered as part of a regional Au geochemistry program. Both basal till sampling and lake sediment geochemistry surveys produced anomalous Au and base metal values in and around South Quinn Lake. Reconnaissance prospecting was successful in locating several angular quartz boulders bearing pyrite, arsenopyrite and chalcopyrite over a strike length of 1.4 km, which returned values between 9.4 g/t Au, and 30.8 g/t Au. Several floats of massive to semi-massive arsenopyrite were also located which returned assays between 1.7 g/t Au and 2.15 g/t Au. The angular boulders and float were interpreted as locally derived but the source of the boulders and float has not been located and there is no assurance that the source is on the Quinn Property.

A grid was established on the Quinn Property and covered with geological, soil geochemical and geophysical surveys, including magnetics, VLF-EM, HLEM (max-min) and induced polarization. A limited trenching program undertaken in 1990 was successful in exposing a vein of semi-massive arsenopyrite and quartz, which returned an assay of 11.7 g/t Au over 0.6m. A single hole drilled beneath the trench encountered a 5.2 metre wide breccia zone containing 15-20% arsenopyrite with 0.5 g/t Au over 1.0m. Several coincident I.P. and soil anomalies remain untested.

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Exploration carried out by the Company in 2002

In August 2002, the Company began an initial phase of work consisting of re-establishing the old Noranda grid, geological mapping, prospecting and geophysics to trace the full extent of the previously identified mineralized zone, to verify existing targets in preparation for drilling. The program which was completed in October 2002, at a cost of $45,843 re-established the grid and identified gold geochemical anomalies which are coincident with untested geophysical anomalies. The October 2002 program is the only exploration work the Company has carried out on the Quinn Property.

Proposed Exploration

The Company has no immediate plans to carry out work on the Quinn Property. As described above, the Quinn Property has been optioned to Bayswater Ventures Corp. In order to maintain their option, Bayswater must incur the next $344,029 of work expenditures on the Quinn Property.

Cape Ray Property

Under an agreement dated August 20, 2002, with South Coast, the Company was granted an option (the "Cape Ray Option") to acquire a 100% interest in the Cape Ray Property, located in southwest Newfoundland. In order to exercise the Cape Ray Option, the Company must pay South Coast cash consideration of Cdn$420,000, issue common shares with a total value of Cdn$580,000, to incur exploration expenditures of Cdn$1,900,000, and carry out a feasibility study. The cash payments, share payments and expenditures are required to be made on the following timetable:

	Signing	Approval	6 Month	31/12/03	31/12/04	31/12/05	31/12/06
Cash Payment	$5,000	$10,000	$25,000	$50,000	$55,000	$125,000	$150,000
Share Payment	n/a	$30,000	$50,000	$75,000	$75,000	$150,000	$200,000
Work Exp.	n/a	n/a	$50,000	$400,000	$450,000	$500,000	$500,000

The Company will have the option of making cash payments, in lieu of share payments, if the Company's common shares are trading at a price of less than Cdn$0.50 per share. The two initial share payments will be based on the average closing price of the Company's common shares on the 20 trading days prior to the common share issuance. The remaining share payments will be based on the average closing price of the Company's common shares over the prior calendar year.

The Company has also agreed to pay South Coast a NSR from the proceeds of production from the Cape Ray Property. The amount of the NSR will be based on the price of gold and calculated as follows:

NSR     gold price/ounce
1%     up to and including $350 U.S./oz
2%     from $351 U.S./oz up to and including $400 U.S./oz
3%     from $401 U.S./oz up to and including $450 U.S./oz
4%     above $450 U.S./oz

Within six months of the identification of a Measured Mineral Resource of 250,000 ounces of gold, and an Indicated Mineral Resource of 250,000 ounces of gold on the Cape Ray Property, and completion of an in-house scoping study confirming the basic economics of the project, the Company has agreed to begin a feasibility study. Upon completion of a positive bankable feasibility study (minimum 20% net rate of return using a discount rate acceptable to financial institutions), the Company will pay South Coast a bonus of Cdn$250,000. Terms of reference and extent of the scoping study and feasibility study will be determined at the sole discretion of the Company.

If the Cape Ray Property is not in production within one year of the completion of the positive bankable feasibility study, the Company has agreed to pay South Coast Cdn$50,000 per year in advance royalty payments.

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The Cape Ray Option will expire immediately upon the Company failing to make any of the cash payments, share payments or exploration outlined above. Upon the Company making all of required cash payments, share issuances and exploration expenditure requirements within the required time periods and the Company carrying out the feasibility study discussed above, the Company will have automatically earned 100% of the Cape Ray Property. If the Company makes the cash payments, share issuances and expenditure requirements outlined above, the Cape Ray Option will remain in good standing until such time as the Company carries out the feasibility study described above.

Property Description and Location

The Cape Ray property, consisting of 46 mineral claims (1,150 ha) under nine Map Staked Licenses forming four separate groups of claims, is an advanced stage exploration project with several showings, prospects, zones and deposits related to the Cape Ray Fault Zone. The three claim groups are referred to as the Cape Ray Claim Group, the Big Pond Claim Group and the Isle aux Morts Claim Group. Seven Licenses were issued on December 18, 2000, while the other two were staked in May of 2001. Mapped staked licences are issued under the Mineral Act from the Newfoundland government. Under the Mineral Act, work requirements in the first year are $200 per claim, and the work requirement escalates by $50 per claim per year for the first five years reaching $400 per claim in year five. Years six through ten require $600 in annual work. Also in year six, a licence renewal fee of $50 per claim is charged. The claim statistics and the various anniversary due dates are summarized in the table below:

Licence No.	# Claims	Area (ha)	Issuance Date

7822M	4	100	Dec. 18, 2000

7832M	1	25	Dec. 18, 2000

7833M	1	25	Dec. 18, 2000

7834M	1	25	Dec. 18, 2000

7835M	2	50	Dec. 18, 2000

7837M	23	575	Dec. 18, 2000

7838M	4	100	Dec. 18, 2000

8741M	3	75	May 21, 2002

8273M	7	175	Nov 12, 2001

	46	1150

The Cape Ray Property is located approximately 25 km northeast of the town of Port aux Basques in southwestern Newfoundland. Port aux Basques is the main marine station connecting to mainland Canada and is connected to the remainder of the island of Newfoundland by the Trans Canada Highway.

The Crown holds all surface rights in the area. The Cape Ray Property and adjacent areas are not encumbered in any way. The property is not in an environmentally or archeologically sensitive area.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Cape Ray Property occurs on both the east and west sides of Isle aux Morts River. The Cape Ray Claim Group is accessible by a rough-condition gravel road from Route 470, a paved highway, approximately 12 km east of Port aux Basques and about three km west of the village of Isle aux Morts. The gravel road is about 21 km long to the Cape Ray Claim Group. An old network of tractor and ATV trails give access to the Isle aux Morts Claim Group. The Big Pond Claim Group can be accessed by old ATV trails from Route 470 about eight km east of Port aux Basques. The unmaintained gravel road to the Cape Ray Claim Group was constructed in 1989 by previous owners of the Cape Ray Property.

The Cape Ray Claim Group is located about 33-road km from Port aux Basques which is a fairly modern town of 5,000 people. The airport towns of Stephenville and Deer Lake, both with daily air service from St. John’s and Halifax, are located approximately 150 and 250 km by road from Port aux Basques. The area is serviced by a surplus of hydro electrical power. Most services and labor can be readily acquired in the area.

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The center of the property straddles the southward flowing Isle aux Morts River at elevations ranging from 250 to 300 metres above sea level. The area has been extensively glaciated; outcrop is poor to fairly extensive but averages less than 5%. Overburden consists of glacial till and outwash and ranges from less than a metre to over 15 metres thick. In areas of drilling, overburden averages around 6-8 metres thick.

Regional Geology

Rocks in the area are subdivided into three major geological domains: the Cape Ray Igneous Complex, the Windsor Point Group, and the Port aux Basques gneiss, all of which are intruded by a number of pre-to late-tectonic granites. The Cape Ray Igneous Complex comprises mainly large bodies of mafic to ultramafic intrusive rocks intruded by granititic rocks (Cape Ray Granite, Cape Ray Tonalite, Red Rocks Granite). The Cape Ray Igneous Complex is Mid-Ordovician in age.

The Windsor Point Group unconformably overlies the Cape Ray Igneous Complex. It is a composite volcano-sedimentary package of rocks of Ordovician to Silurian age. The Port aux Basques gneiss is defined as a series of high grade, kyanite-sillimanite-garnet, quartzofeldspathic pelitic and granitic rocks intercalated with hornblende schist or amphibolite and extending from the Cape Ray Fault Zone to the village of Isle aux Morts in the southeast. The Port aux Basques gneiss is divided into three distinct lithological packages: Grand Bay Complex, Port aux Basques Complex, and Harbour LeCou Group.

The Cape Ray Fault Zone is a zone of highly strained rocks 100 km long and several hundred metres wide which separates the Cape Ray Igneous Complex on the northwest, from the Port aux Basques gneiss to the southeast. The Windsor Port Group, located between these two lithological domains, approximately coincides with the trace of the Cape Ray Fault Zone. The Windsor Point Group includes black rhyolite which yielded a zircon age of 453+/-4 Ma. It is intruded by Silurian gabbro (U-Ph: 424+4/-3 Ma) and the Window glass Hill Granite (U-Ph: 424 + 2 Ma).

Property Geology & Structural History

The Cape Ray Fault Zone, a complex reverse-oblique fault zone, hosts the Cape Ray gold deposits, in which gold occurs mainly in galena and chalcopyrite-rich, fault-fill, quartz breccia veins, hosted by graphitic schists. Elsewhere along the fault zone, significant mineralized zones occur in pyrite-rich, fault-fill, quartz breccia veins; in extensional, subhorizontal quartz veins hosted by granite; and as fault-fill quartz veins and strongly pyritized iron-rich sedimentary rocks. The development and geometry of the auriferous zones were controlled by a combination of lithological and structural factors including chemical traps such as graphitic schist and iron-rich sedimentary rocks, competence contrast and reverse-oblique ductile shear zones. The gold mineralization along the Cape Ray Fault Zone is the product of terrane collision and associated metamorphism and magmatism.

The major structural feature is the Cape Ray Fault and associated faults. The Cape Ray Fault is recognized as a 660 foot (200 m) wide zone of mylonites in contact with retrogressed sericite schists of the Port aux Basques gneisses to the southeast and chlorite schists of the Windsor Point Group to the northwest. The degree of deformation decreases northwest and southeast from the mylonite zone. Strong localized shearing, however, is developed throughout the Windsor Point Group and in particular, near Barachois Brook southwest of the Cape Ray Property.

Within the Windsor Point Group bedding planes can be recognized, and generally strike northeast 40 o and dip 65 o southeasterly. The schistosity planes developed in these rocks near the Cape Ray Fault are parallel to the bedding, as is the layering in the Port aux Basques gneisses. Foliation in the Cape Ray granite to the northwest however, is discordant to this trend, striking north 20 o east and dipping slightly eastwards.

In the immediate area of the Cape Ray Fault, the major deformational events have affected the Port aux Basques gneiss, the Cape Ray granite and the Windsor Point Group. However, because of its layered nature only the Windsor Point Group fully displays the structural fabrics produced by these deformations. Within this group different degrees of deformation affect the various members depending on the initial ductility of that member. Only the Strawberry and Isle aux Morts Brook granites post-date these major structural events. The Windsor Point Group, the Strawberry granite and mylonite are locally affected by a fourth minor deformational event which produced brecciation in these rocks.

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The first deformation in the Cape Ray Fault Zone produced a northeasterly striking schistosity that dips steeply to the southeast. This schistosity is axial planar to small isoclinal folds in which the fold axes plunge steeply to the southeast. A lineation was produced by the elongation of composite minerals which parallels the isoclinal fold axes produced during the first deformation event (D1).

The second deformational event (D2) produced open, asymmetrical folds (F2), with amplitudes that range from several millimetres to several metres. The axial planes of these folds strike northeasterly and dip steeply to the southeast, co-planar to the schistosity produced in the first deformational event. Numerous micro folds and crenulations are developed along the limbs of large scale D2 folds, particularly in sericitic schists. The fold axes of these D2 folds are curvilinear within their own axial planes, and plunge moderately to the north-northeast or southwest. The D2 folds overprint all units (except the Strawberry and Isle aux Morts Brook granites) to varying degrees.

The third deformation (D3) produced a phase of kink banding. In places, kink folds which pitch 50-60 o east can be seen to have folded earlier lineations. These kink bands strike east-west and dip steeply to the north. Conjugate sets of kink bands are localized, poorly developed and appear to strike northwest-southeast with kink folds pitching steeply towards the southeast. These kink fold sets are scattered through the Cape Ray granite, the Windsor Point Group, Windowglass Hill granite and the mylonite zone.

The fourth and final deformational event was limited to the trace of the Cape Ray Fault and produced breccias. This brecciation occurs within the mylonite, the Windsor Point Group, and along the southern margin of the Strawberry granite. The breccias consist of poorly sorted, rounded fragments of the host rock set in a matrix of finer grained, crushed particulate host material. Both fragments and matrix are intensely silicified and sericitized. This breccia is a result of brittle deformation induced by reactivation of the Cape Ray Fault.

Exploration History

Exploration along the Cape Ray Fault Zone, was carried out by various operators between 1975 and 1996. Between 1976 and 1996 some 223,642 feet (68,166 metres) of diamond drilling in 443 holes was carried out along the Cape Ray Fault Zone by several operators. Of that total, some 137,376 feet (41,872 metres) of diamond drilling in 245 holes was carried out on what is now the Cape Ray Property. Details of the diamond drilling carried out on what is now the Cape Ray Claim Group, the Big Pond Claim Group and the Isle aux Morts Claim Group are summarized in Table I. Details of the diamond drilling on the known deposits on the Cape Ray Property and summarized in Table II.

					Table I

Year	Company	Cape Ray Claim Group		Big Pond Claim Group		Isle aux Morts Claim Group		Total

		#	Footage	#	Footage	#	Footage	#	Footage

1976	Amax	2	410					2	410

1977	Rio	40	19,630					40	19,630

1978	Rio	24	10,823					24	10,823

1979	Rio	20	10,296					20	10,296

1980	Rio	21	10,931					21	10,931

1986	Dolphin	9	7,769					9	7,769

1987	Dolphin	23	23,004					23	23,004

1988	Dolphin	29	26,229					29	26,229

1989	Dolphin	18	9,410	22	6,612			40	16,022

1990	Fortune Bay					9	1,516	9	1,516

1991	Fortune Bay					10	3,163	10	3,163

1992	Placer Dome					5	1,705	5	1,705

1996	Royal Oak	2	1,265	11	4,613			13	5,878

	Total	188	119,767	33	11,225	24	6,384	245	137,376

						Table II

Year	Company	41 Deposit		04 Deposit		Big Pond Deposit		Isle aux Morts Deposits		Total

		#	Footage	#	Footage	#	Footage	#	Footage	#	Footage

1977	Rio			23	12,183					23	12,183

1978	Rio	17	8,563							17	8,563

1979	Rio	2	2,245	1	1,372					3	3,617

1980	Rio	21	10,931							21	10,931

1986	Dolphin	3	3,549	2	2,026					5	5,575

1987	Dolphin	11	8,898	8	10,377					19	19,275

1988	Dolphin			26	24,771					26	24,771

1989	Dolphin	9	4,031	9	5,379	19	5,852			37	15,262

1990	Fortune Bay							9	1,516	9	1,516

1991	Fortune Bay							10	3,163	10	3,163

1992	Placer Dome							5	1,705	5	1,705

1996	Royal Oak					11	4,613			11	4,613

	Total	63	38,217	69	56,108	30	10,465	24	6,384	186	111,174

21

In 1975 Philips Management Inc. acquired a large property position along a 40 km strike length of the Cape Ray Fault Zone. Philips Management carried out a large helicopter borne electromagnetic and magnetic survey followed by geological mapping, prospecting and stream sediment geochemistry. Several sulphide showings were discovered with significant gold, silver and base metal values.

Amax Minerals optioned the property from Philips Management in 1976, carried out a small drill program and dropped the option.

Riocanex, a Subsidiary of Rio Tinto Canadian Exploration Ltd., acquired the property in 1977 and carried out numerous geological, geophysical and geochemical surveys and trenching, together with diamond drilling in 1977, 1978, 1979 and 1980. Riocanex discovered the 41 deposit and the 04 deposit on the Cape Ray Claim Group now held by the Company and the 51 deposit immediately southwest of the Cape Ray Claim Group. Riocanex also discovered numerous other showings and gold zones along the Cape Ray Fault Zone, many of which are on the Cape Ray Claim Group. Riocanex dropped its Cape Ray property in 1983.

In 1984 New Venture Equities, in partnership with Mascot Gold Mines Ltd., optioned the Cape Ray Property and carried out a small underground program in 1985, described below.

Dolphin Explorations Ltd. acquired the Cape Ray property from New Venture Equities in 1986 and carried out magnetic and VLF-EM surveys, together with soil sampling and horizontal loop EM and IP surveys. Dolphin also carried out diamond drilling in 1986, 1987, 1988 and 1989, and as described below, carried out an underground program in 1987 and again in 1989. Kilborn Engineering and Tonto Mining carried out a feasibility study on the 04 and 41 deposits and on the 51 deposit, not owed by the Company, for Dolphin in 1989. Dolphin discovered and drilled the Big Pond deposit and other gold zones in 1989, on the current Big Pond Claim Group. Limited exploration work was carried out by Dolphin in 1990, away from the known gold deposits. No further work was carried out by Dolphin. American Gem Corp. purchased Dolphin in 1994 and thereby acquired the Cape Ray property.

In 1988, Fortune Bay Resources Inc. staked the Isle aux Morts property in an area now covered by the Isle aux Morts Claim Group. Fortune Bay discovered and outlined what is now the Isle aux Morts deposit by trenching in 1988 and 1989 and by diamond drilling in 1990 and 1991. Placer Dome optioned the Isle aux Morts property from Fortune Bay in 1991 and carried out a small diamond drill program before dropping the option.

In 1996 Royal Oak purchased the Cape Ray property from American Gem Corp., with the intension of putting the various Cape Ray gold deposits into production and shipping the ore to its Hope Brook mill, approximately 60 km to the east. Royal Oak carried out a small diamond drill program on the 41 deposit now on the Cape Ray Claim Group, on the Big Pond deposit and Sleeper Zone now on the Big Pond Claim Group, and on the 51 deposit immediately southwest of what is now the Cape Ray Claim Group.

22

Royal Oak also optioned the Isle aux Morts property from Fortune Bay in 1996 and carried out a small diamond drill program, on what is now the Isle aux Morts Claim Group.

Three underground programs have been carried out on the 41 deposit on what is now the Cape Ray Claim Group. In 1985, New Venture Equities developed a 500 foot decline to a vertical depth of 90 feet and carried out 225 feet of drifting along the A vein of the 41 deposit. They took a 300 ton bulk sample and carried out a pre-feasibility study.

In 1987 Dolphin extended the decline an additional 1722 feet for a total length of 2,222 feet to a vertical depth of 235 feet. They carried out 83 feet of drifting along the A vein of the 41 deposit, 197 feet of crosscutting and 155 feet of lateral development. The A vein was tested along the 83 feet of strike length in the 7 foot by 7 foot drift. The 14 rounds were individually crushed and split to produce a bulk sample for metallic gold and silver analysis. Muck from 6 of the 14 rounds, totaling 141 tons, was selected and processed for metallurgical testing.

In 1989 Dolphin dewatered the previous underground workings and extended the decline an additional 300 feet for a total length of 2,522 feet, to a vertical depth of 270 feet. They carried out test stoping on the A vein of the 41 deposit between the 235 foot level and the 90 foot level, together with 693 feet of lateral development and 251 feet of raising. They carried out 315 feet of crosscuttings from the bottom of the decline to the C vein of the 41 deposit, a 59 foot raise on the C vein from the 270 foot level, and 64 feet of subdrift. Some 288 tons were recovered from the C vein development at an average grade of 0.37 ounces per ton gold. On the A vein, 3 draw points were developed for a total of 73 advance feet, plus a 36 foot midway access drift, a 116 foot subdrift, two raises of 161 feet and 31 feet, and a raise access of 89 feet. Some 3,251 tons at 0.12 ounces per ton gold were broken in the A vein stope by shrinkage stoping. An additional 300 tons at 0.12 ounces per ton gold were recovered from the A vein stope raise. Little if any ground control was used resulting in some 50% dilution.

The stockpile on surface from the various underground programs is estimated at 3,959 tons at 0.13 ounces per ton gold, again reflecting substantial dilution compared to grades from the diamond drilling.

Various operators have assigned grades and tonnage to the 41 deposit and 04 deposit on the Cape Ray Claim Group, on the Big Pond deposit on the Big Pond Claim Group and on the Isle aux Morts deposit on the Isle aux Morts Claim Group. The estimates were based on data generated by diamond drilling on all of the deposits and underground sampling on the 41 deposit between 1976 and 1996, using categories that do not meet modern industry and regulatory standards. Therefore the Company cannot quote any of the estimates at this time. In spite of all of the historical work on Cape Ray Property, none of the known deposits have been shown to be economic in the past and no reportable resources or reserves have been established.

The gold mineralization on the Cape Ray Property occurs in sulphide rich, for the most part, narrow quartz veins of various grades. Significant grades tend to occur in shoots within the quartz veins and are often open down dip, down plunge and along strike. Many gold zones and showings with attractive grades have had very little drilling. Gold also occurs in the wall rock adjacent to the quartz veins, particularly at Isle aux Morts, suggesting potential for larger scale mining than in the narrow quartz veins alone and potential for open pit mining near surface.

Exploration Activities carried out by the Company during 2002

In late November 2002, the Company began a BQ diamond drill program on the Isle aux Morts Claim Group where previous drilling in the 1990’s intersected two styles of mineralization. Gold mineralization occurs in metal rich quartz veins and adjacent gold bearing pyritic sediments at the base of a sedimentary package in contact with an underlying granite.

The objective of the program was to further outline the known mineralization, to explore the open pit potential at Isle aux Morts and to test a one line IP anomaly to the northeast of the known deposit. Six drill holes totalling 320 metres were completed during the program, which was suspended on November 29, 2002 due to the onset of extreme winter conditions.

23

Five of the holes were drilled into the known Isle aux Morts deposit. All five holes intersected gold mineralization both in quartz veins and pyritic sediments. The best intersection in the quartz vein, and the best drill intersection at Isle aux Morts to date, is 17.76 g/t gold over 6.8 metres including 47.22 g/t gold over 2.0 metres. The best intersection in the altered pyritic sediments is 3.74 g/t gold over 8.0 metres.

One additional hole, IMR-02-01, was drilled 275 metres to the northeast of the known deposit, into a one line geophysical IP anomaly similar to the IP response over the Isle aux Morts deposit.

Significant assays for the holes at Isle aux Morts in 2002 and the location of all holes are shown in the table below. All down-hole intervals are interpreted to be close to true width.

Hole	From	To	Interval	Grade	UTM Location

#	(m)	(m)	(m)	g/t Au	Easting	Northing

IMR-02-01		NO SIGNIFICANT ASSAYS			362526	5296081

IMR-02-02 incl	9.7 16.9	11.8 17.9	2.1 1.1 1.0	17.63 30.26 2.33	362376	5295765

IMR-02-03 incl incl	13.6 23.2	20.4 26.6	6.8 2.0 3.4 2.4	17.76 47.22 1.81 2.48	362357	5295768

IMR-02-04 incl incl incl	6.60	21.20	14.6 8.0 5.0 0.6	4.87 3.74 6.55 13.34	362332	5295766

IMR-02-05 incl incl	27.7	39.70	12 2 5	3.03 6.10 4.55	362312	5295723

IMR-02-06	22.80	25.80	3	1.42	362381	5295792

Hole IMR-02–02 was drilled down dip of 8.05 g/t gold over 16.0 metres in quartz veins and pyritic sediments in trench 1, and down dip of 9.87 g/t gold over 10.79 metres in quartz veins and pyritic sediments in IMR-90-09. IMR-02-02 is up dip of gold mineralization in quartz veins in IMR-91-03. IMR-02-02 intersected 17.6 g/t gold over 2.1 metres and 2.3 g/t gold over 1.0 metre in quartz veins. The mineralization in IMR-02-02 and IMR-91-03 is offset by approximately 20 metres towards surface by a fault between IMR-02-02 and IMR-90-09.

Hole IMR-02-03 was drilled down dip of 10.5 g/t gold over 13.0 metres in a quartz vein in trench 2, and down dip of 6.12 g/t gold over 10.36 metres in a quartz vein in IMR-90-06. IMR-02-03 intersected 17.6 g/t gold over 6.8 metres and 1.81 g/t over 1.34 metres in quartz veins. Previously drilled IMR-90-01, located beneath IMR-02-03, intersected 1.70 g/t gold over 3.51 metres in pyritic sediments and 9.06 g/t gold over 3.05 metres in quartz vein. The mineralization in IMR-90-01 is offset by a fault by approximately 20 metres towards surface from mineralization in IMR-02-03.

IMR-02-04 was drilled down dip of 19.6 g/t gold over 6.0 metres in a quartz vein and 2.3 g/t gold over 3.0 metres in pyritic sediments in trench 3. IMR-02-04 intersected 6.55 g/t gold over 5.0 metres and 13.33 g/t over 0.6 metres in quartz veins, and 3.74 g/t gold over 8.0 metres in pyritic sediment. Previously drilled IMR-91-02, located beneath IMR-02-04, intersected 1.85 g/t gold over 9.71 metres in quartz vein and pyritic sediments which appears to be offset by a fault by approximately 25 metres towards surface. IMR-91-02 is interpreted to have been drilled down a fault zone and contains numerous barren quartz veins, and two mineralized quartz veins averaging 1.32 g/t gold over 4.27 metres and 2.03 g/t over 4.27 metres.

IMR-02-05 was drilled down dip of 3.82 g/t gold over 7.5 metres in a quartz vein and 1.65 g/t gold over 14.8 metres in pyritic sediments in trench 4, and down dip of a 10 metre barren quartz vein and 5.10 g/t gold over 16.0 metres plus 2.85 g/t gold over 0.92 metres in pyritic sediments in IMR-91-06. IMR-02-05 intersected 6.02 g/t over 2.0 metres and 4.5 g/t over 5.0 metres in pyritic sediments, immediately followed by 19.0 metres of pyritic sediments that were not assayed, a 10 metre barren quartz vein and 1.38 g/t gold over 1.0 metre of mineralized quartz vein at the granite contact. Previously drilled IMR-91-09 was drilled down dip of IMR 2002-05, intersecting 5 metres of barren quartz followed by 16.3 g/t gold over 1.0 metre in a mineralized quartz vein at the granite contact and 1 g/t gold over 9.76 metres in pyritic sediments.

24

In May and June 2003, the Company drilled 7 NQ holes totalling 1,714 metres on the Cape Ray Claim Group; 6 holes totalling 1,533 metres were drilled in the 04 deposit and 1 hole totalling 181 metres in the 41 deposit. Significant assays from the 04 deposit and the location of all holes are shown below. All down-hole intervals are interpreted to be close to true widths.

Hole	From	To	Interval	Grade	UTM Location

#	(m)	(m)	(m)	(g/t Au)	Easting	Northing

CR-03-01	64.92	66.45	1.52	27.29	356327	5291513

04 deposit	66.45	67.21	0.76	12.51

	67.21	68.58	1.37	20.67

	Weighted Average		3.66	21.74

CR-03-02	218.85	220.37	1.52	15.60	356434	5291382

04 deposit	220.37	221.90	1.52	17.14

	221.90	222.20	0.30	0.00

	222.20	222.51	0.30	8.67

	222.51	222.81	0.30	2.91

	Weighted Average		3.96	13.50

CR-03-03	78.64	79.25	0.61	86.33	356311	5291508

04 deposit	79.25	80.16	0.91	1.30

	80.16	81.08	0.91	20.50

	81.08	82.14	1.07	40.83

	Weighted Average		3.51	33.12

	86.56	87.17	0.61	37.23

	Weighted Average		0.61	37.23

CR-03-04	NO SIGNIFICANT ASSAYS				356390	5291386

04 deposit

CR-03-05	331.47	332.4	0.92	1.95	356448	5291211

04 deposit	Weighted Average		0.92	1.95

	361.92	363.45	1.53	3.63

	Weighted Average		1.53	3.63

	374.00	375.50	1.50	8.81

	375.50	377.00	1.50	11.80

	Weighted Average		3.00	10.30

CR-03-06	NO SIGNIFICANT ASSAYS				356055	5291069

41 deposit

CR-03-07	357.23	358.90	1.65	4.94	356364	5291226

04 deposit	Weighted Average		1.65	4.94

	366.00	366.19	0.19	7.20

	366.19	367.40	1.21	3.43

	Weighted Average		1.40	3.77

	375.30	375.60	0.30	375.30

	Weighted Average		0.30	7.92

CR-03-01 was drilled into the 04 deposit to test the up-plunge extension of the A and B veins. The hole intersected 21.74 g/t gold over 3.66 metres in a mineralized quartz vein, 25 metres up-dip of 24.0 g/t gold over 1.52 metres in the A vein. The intersection may represent both the A and B veins.

CR-03-02 was drilled into the 04 deposit to test an area of insufficient information in the A vein. The hole intersected 13.5 g/t gold over 3.96 metres in a mineralized quartz vein, 22 metres down-dip of 12.0 g/t gold over 1.52 metres in the A vein. The A vein is still open down-dip. The intersection was significantly wider and of higher grade than the average grade and thickness in the surrounding holes.

25

CR-03-03 was drilled into the 04 deposit to test the up-plunge end of the B vein. In order to reach the B vein, the hole drilled through the mineralized A vein and intersected 33.12 g/t over 3.51 metres. The hole then intersected 37.23 g/t gold over 0.61 metres in mineralized B vein, 27 metres down-dip of 18.9 g/t gold over 2.74 metres in the B vein.

CR-03-04 was drilled into the 04 deposit, 38 metres down-dip of 4.8 g/t gold over 1.83 metres and 30 metres up-dip of 8.9 g/t gold over 1.52 metres in the A vein. The hole did not intersect significant mineralization but is surrounded by previous intersections with substantial grades and thicknesses. The hole intersected 9 metres of fault gouge where the A vein was expected to be intersected.

CR-2003-05 was drilled into the 04 deposit to test the down-dip extension of the A vein. The hole intersected 10.3 g/t gold over 3.0 metres in the A vein approximately 61 metres down dip of 7.54 g/t gold over 12.3 metres.

CR-03-06 was drilled into the 41 deposit, down-dip and down plunge of 2.3 metres of 7.9 g/t gold in the A vein. It intersected 0.60 metres of fault gouge, then 5.2 metres of barren quartz vein and a further 0.5 metres of fault gouge, followed by a 1.2 metre mineralized zone which assayed 1.89 g/t gold. It is Management’s interpretation that the hole did not intersect the higher grade A vein, as a result of a late cross cutting barren quartz vein intersected in CR-03-06 and previous holes.

CR-2003-07 was drilled into the 04 deposit to test the down-plunge extension of the B vein and the western margin of the A vein. Due to deviation problems, the hole was stopped short of the target zone, however several additional veins were intersected in the hangingwall and are thought to be splays off both the A and B veins.

The Fall 2003 Program consisted of 1,933 metres of BQ diamond drilling in 24 holes. Sixteen holes totalling 1,379 metres were drilled in the Big Pond deposit, two holes totalling 106 metres were drilled in the 04 deposit, two holes totalling 121 metres were drilled in the Isle aux Morts deposit and four holes totalling 346 metres targeted IP geophysical anomalies in the Isle aux Morts area.

The results of the program are discussed below and assays are provided in the table below. All down-hole intervals are interpreted to be close to true widths.

Hole	From	To	Interval	Grade	UTM Location

#	(m)	(m)	(m)	(g/t Au)	Easting	Northing

Big Pond (A-Shoot)

BP-03-01	18.20	21.35	3.15	6.99	349788	5287775

		incl	1.52	12.89

BP-03-02	33.30	34.10	0.80	11.24	349800	5287769

BP-03-03	38.10	39.32	1.22	6.71	349812	5287779

BP-03-04	69.13	70.44	1.31	10.51	349849	5287775

BP-03-05	69.20	73.21	4.01	2.42	349849	5287776

		incl.	0.98	5.60

BP-03-06	69.50	71.02	1.52	0.89	349855	5287789

BP-03-07	76.30	79.31	3.01	1.98	349854	5287789

BP-03-08	103.02	103.63	0.61	8.16	349894	5287788

BP-03-09				NSA	349898	5287791

BP-03-10	97.08	97.32	0.24	9.23	349952	5287798

BP-03-15	75.87	78.91	3.04	6.24	349849	5287775

		incl.	1.52	8.61

BP-03-16			ABANDONED		349882	5287791

Big Pond (B-Shoot)

BP-03-11				NSA	349872	5287861

BP-03-12				NSA	349872	5287861

BP-03-13				NSA	349872	5287861

BP-03-14	96.26	96.93	0.67	2.47	349937	5287861

	108.21	108.36	0.15	1.95

Cape Ray (04-Zone)

CR-03-08	53.34	54.86	1.52	30.10	356335	5291530

CR-03-09				NSA	356335	5291530

Isle aux Morts (IP Targets)

IMR-03-07				NSA	361794	5295537

IMR-03-08				NSA	361823	5295496

IMR-03-09				NSA	362561	5296017

IMR-03-10				NSA	362468	5295847

Isle aux Morts (Main Zone)

IMR-03-11	24.30	30.40	6.10	9.99	362363	5295741

		incl.	3.00	16.60

IMR-03-12	20.60	37.20	16.60	3.33	362335	5295746

		incl.	4.60	5.23

NSA - No Significant Assays

26

Drilling by previous owners on the Big Pond deposit identified two poorly defined parallel-plunging mineralized quartz vein shoots within a more widespread mineralized system. Four previous holes in the ‘A’ shoot averaged 12.8 g/t over 2.3 metres. Three previous holes in the ‘B’ shoot averaged 14.7 g/t over 1.3 metres. The Big Pond shoots were intersected with widely spaced holes from 25 metres to 120 metres below surface. There is also an intersection of 30.0 g/t over 0.2 metres which may be on the edge of a third parallel-plunging mineralized shoot.

The Fall 2003 Program was designed to better define the known mineralized shoots at Big Pond and identify their down plunge extension.

Ten holes drilled into the ‘A’ shoot at Big Pond intersected gold mineralization. One additional hole targeting the ‘A’ shoot was abandoned due to mechanical problems, and one hole encountered no significant gold mineralization. Highlights include 6.99 g/t Au over 3.15 metres in BP-03-01, 10.51 g/t Au over 1.31 metres in BP-03-04 and 6.24 g/t Au over 3.04 metres in BP-03-15.

Drilling has indicated that the ‘A’ shoot is much more complex than previously anticipated. The vein ranges from 0.61 metres thick to 5.30 metres thick, and consists of both competent cohesive quartz and quartz breccia with 10 to 20% wall rock fragments. Gold mineralization is highly dependant upon sulphide content, and thick intersections of vein material are not indicative of high grade gold. Pyrite content ranges from trace to 75% sulphide. The vein also appears to have a much steeper plunge than previously thought and remains open down dip and down plunge of BP-03-15 and BP-89-14.

The mineralized vein was intersected in three of the four holes drilled into the ‘B’ shoot at Big Pond, however results were insignificant. Management is currently assessing its interpretation of the ‘B’ shoot in light of the previous high grade intercepts in the ‘B’ shoot.

In August 2003, an IP geophysical survey was carried out over a portion of the Isle aux Morts property by Discovery International Geophysics Inc. Several highly chargeable and resistive targets similar to, but distinct from, the known Isle aux Morts deposit were identified.

In the Fall 2003 Program, 4 BQ holes tested IP geophysical anomalies to the north of the known Isle aux Morts deposit; none of the holes encountered significant gold mineralization.

Two BQ holes, IMR-03-11 and IMR-03-12, both drilled to test the down dip extension of the known Isle aux Morts deposit encountered significant gold mineralization. Down-hole intervals are interpreted to be close to true width. IMR-03-11 encountered 6.1 metres of 9.99 g/t Au, including 3 metres of 16.60 g/t Au all in sulphide bearing quartz vein. IMR-03-12 encountered 16.6 metres of 3.33 g/t Au, including 4.6 metres of 5.23 g/t Au in sulphide bearing metasediments and quartz vein.

27

Two holes were drilled in the 04 deposit on the Cape Ray Claim Group in the Fall 2003 program. CR-03-08 was successful in tracing a known mineralized zone to surface and intersected 1.52 metres of 30.1 g/t Au. CR-03-09, designed to better define the limits of the mineralization in a known vein, encountered no significant gold mineralization but is believed to have intersected a late fault.

Fugro Airborne Magnetic Survey 2003

In conjunction with Cornestone Capital Resources Inc., an adjoining landowner, the entire Cape Ray Gold Project was flown in September 2003 with a high resolution gradient aeromagnetic survey on a 100 metre line spacing. The survey, the results of which are pending, has the potential to identify new areas for detailed follow-up and to identify possible extensions to the known deposits.

Proposed Exploration

Future work on the Cape Ray Gold Project will include drilling to expand the known mineralization at the 04, 41 and Big Pond deposits, all of which have underground potential and drilling to expand known mineralization at Isle aux Morts which has open pit potential. The Company will also explore for other environments geologically similar to 04, 41, Big Pond and Isle aux Morts. Management has not yet determined the details of the 2004 exploration program on the Cape Ray Project. It is expected that the 2004 program will consist primarily of diamond drilling and will cost in excess of $500,000. The 2004 program will be financed from the Company's working capital. The Company will act as operator of the 2004 program and will tender major contracts prior to the beginning of the program.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

All statements other than statements of historical facts included in this Report, including, without limitation, the statements under "Operating and Financial Review and Prospects," "Information on the Company," and "Property, plant and equipment" and located elsewhere herein regarding industry prospects and the Company’s financial position are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations ("Cautionary Statements") are disclosed in this Report, including, without limitation, in conjunction with the forward-looking statements included in this Report under "Item 3(C) – Risk Factors." All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statement.

A. Operating Results

United States Generally Accepted Accounting Principles

See note 14 to the financial statements for a comparison of Canadian GAAP and United States GAAP as applicable to the Company's operations. The most significant difference between Canadian and United States GAAP in regards to an exploration stage company is the accounting for unproven mineral properties. Under United States GAAP, it is preferable that all unproven mineral acquisition and exploration property expenditures be expensed in the year incurred in an exploration stage company.

28

Fiscal year ended July 31, 2003 compared to fiscal year ended July 31, 2002

The Company incurred a loss of $665,834 (2002 - $148,220). The Company’s loss per share was $0.09 for 2003 compared to a loss per share of $0.04 for 2002. The Company resumed active business in June 2002 and as a result operating expenses were significantly higher in 2003 compared to 2002. Almost every line item on the statement of operations has increased significantly in 2003.

Effective July 31, 2003, the Company changed its method of accounting for mineral exploration expenditures, from deferring them until the viability of a project was determined, to charging them to operations as incurred. Under the new policy, only expenditures incurred on properties identified as having substantial evidence that a commercial body of ore has been located are capitalized and accounted for in accordance with the Company’s accounting policy for mineral properties.

The new policy is consistent with current reporting practices in the mining industry and management considers the change will appropriately present the Company’s operations and financial position. This change in accounting policy has been applied retroactively to 2002 and has increased the 2003 net loss by $236,463 (2002 - $nil) and loss per share by $(0.03) (2002 - $nil).

Of the $236,463 expended on exploration during 2003, $190,620 was expended on the Cape Ray property, net of $77,897 in government grants received during the year. The Company completed two drill programs on the Cape Ray property. The Company spent only $45,843 on the South Quinn property as it optioned the property to Bayswater in May 2003.

Management of the Company has traveled extensively throughout Canada and Europe to promote the Company and to seek additional equity financing for the exploration and option commitments on its two projects and for general working capital.

During the year ended July 31, 2003, the Company revised and updated its internet web site ( www.terranovagold.com ), printed promotional material, enhanced shareholder communication and incurred consulting services to help obtain and manage its Berlin Stock Exchange and Frankfurt Stock Exchange listings.

In October 2002, the Company was approved for listing on the Berlin Stock Exchange. The Company paid $9,456 in consulting services and $7,942 in filing fees to obtain the Berlin listing. In May 2003, the Company was approved for listing on the Frankfurt Stock Exchange.

Office and miscellaneous, printing and telephone and communications have increased by $51,427 over 2002. During 2003, the Company disseminated more news releases to a broader range of shareholders and potential investors, printed a greater quantity of brochures, news releases and financial statements, and incurred significant postage and mailout costs associated with the Extraordinary General Meeting held on April 9, 2003.

The Company has made no payments to any of its directors or officers except $16,000 was paid to the secretary for services provided to the Company, which services included responding to shareholder inquiries.

The Company paid a private company $52,000 (2002 - $nil) for accounting, secretarial and general administrative services and paid the same private company $13,000 (2002 - $nil) for rent. Rent has increased in 2003 because the Company has increased the amount of office space that it is using.

The Company purchased new geological computer software for $10,347 during year. This software will help the Company model the Cape Ray Project deposits in three dimensions.

Fiscal year ended July 31, 2002 compared to fiscal year ended July 31, 2001

The Company’s expenses for the year ended July 31, 2002 were $161,503 compared to $93,304 for the year ended July 31, 2001. The sharp increase in expenses during 2002 reflect the Company’s acquisition of the Quinn Property and the subsequent financing activities. The consulting fees increased during 2002 because the Company was investigating potential business opportunities throughout the year before it acquired the Quinn Property project. The Company paid consulting fees of $19,800 to Pacific Venture Marketing Inc., a company controlled by John Mooney, a former director of the Company. The Company paid consulting fees to Sparkes Consulting Ltd., a company controlled by Kerry Sparkes, a director of the Company, in the amount of $10,000 (2001-nil). The Company incurred $9,931 (2001-nil) in consulting fees in order to obtain a stock exchange listing in Germany. The Company’s interest income was $435 in 2002 as compared to $3,257 in 2001. Interest income was lower in 2002 because during the majority of the year the Company had an insignificant amount of cash on which to earn interest income. The closing of two equity financings near the end of fiscal 2002 resulted in an increased cash position.

29

In particular, accounting and auditing costs increased due to the increased business activity and due to the preparation of US GAAP financial statements. Legal fees increased substantially during 2002 predominantly as a result of the $197,500 and $190,000 equity financings that were closed during the year, the Quinn Property negotiations and the preparation of numerous regulatory filings for the TSX Venture Exchange and the British Columbia Securities Commission.

During 2002, the Company spent $6,440 in cash and issued 20,000 shares with a value of $2,400 for mineral property acquisition compared to $nil in 2001.

B. Liquidity and Capital Resources

As at November 30, 2003, the Company has a working capital surplus of $1,804,559.

The Company had a working capital deficit at July 31, 2003 of $9,774 compared to a positive working capital position of $331,512 at July 31, 2002. The decrease in working capital is mainly due to the Company’s increased operating expenditures, exploration expenditures and expenditures on computer software.

The Company raised $355,400 during fiscal 2003 pursuant to the issuance of common shares.

The Company sold all of its marketable securities during the year for proceeds of $28,205. This resulted in a gain of $3,105.

Subsequent to the year, on August 27, 2003, the Company completed an investment agreement with Ocean Resources Capital Holdings Plc. ("ORCH"), a company whose shares were admitted to trading on the Alternative Investment Market ("AIM") of the London Stock Exchange on February 28, 2003, whereby, ORCH issued to the Company a total of 5,200,000 units in the capital of ORCH (the "Units") at £0.50 per Unit (each Unit consisting of one share and one warrant entitling the holder thereof to acquire one additional share together with one secondary warrant at any time following the issuance of the Units). As consideration, the Company issued to ORCH a loan note (the "Note") in the principal amount of £2,600,000. The Note was convertible and redeemable into common shares of the Company, was unsecured and bore interest at 12% per annum payable by half yearly installments on December 31 and June 30 of each year. The Company sold the 5,200,000 Units and realized net sale proceeds of $2,159,406. The Company paid a finder’s fee in the amount of $86,376.

In accordance with the terms of the investment agreement, ORCH was granted the right to convert the entire £2,600,000 principal amount of the Note to common shares of the Company at C$0.60 per share, for 10,825,966 shares (the "Conversion Shares"), calculated on a previously agreed conversion ratio between the British pound and the Canadian dollar of 1 to 2.4983. No interest was due or payable on the Note at that time, and so no interest was converted.

In addition, the Company issued to ORCH 2,000,000 share purchase warrants entitling ORCH to acquire up to 2,000,000 common shares of the Company at $0.45 per common share expiring on September 8, 2005.

The debenture conversion price of $0.60 per Company common share and the £0.50 value of the ORCH units were established at the time that ORCH initiated discussions to invest in the Company. Subsequently, due to market conditions, ORCH and the Company agreed to proceed with the issuance of the convertible debenture, provided that ORCH was obligated to immediately convert the debenture into Company common shares. The Company required this obligation because the Company would not be able to realize proceeds on the sale of the Units equivalent to the face value of the convertible debenture.

30

Accordingly, the transaction has been accounted for as an issuance by the Company of 10,825,966 shares for the $2,159,409 realized on the sale of the Units. Share capital has been credited with $2,159,409 less a finder’s fee of $86,376. See Item 8(B) - Significant Changes.

It is anticipated that working capital at November 30, 2003 will be sufficient to cover the Company’s fiscal 2004 operating costs and exploration commitments. In fiscal 2004 the Company anticipates spending $500,000 on Cape Ray Property exploration. In addition, in order to keep the Quinn Property and Cape Ray Property in good standing the Company is required to make $70,000 in cash option payments during fiscal 2004. Incurring $500,000 of expenditures on the Cape Ray property will be sufficient to meet the property expenditure commitments on the Cape Ray property. The Company does not intend on spending any funds in fiscal 2004 on exploration of the South Quinn Property. Should the Company not carry out the proposed exploration program on the Cape Ray property, or should Bayswater not carry out the required expenditures on the South Quinn property, the Company will forfeit its interest in the respective properties, and consequently, the Company will be required to write off the carrying value of that property.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of November 30, 2003 about the Company’s current directors and senior management:

Name	Age	Position	Other Reporting Companies
			Company	Position

David Patterson	50	Chairman of the Board and Director	Donner Minerals Ltd. Knight Resources Ltd. Bayswater Ventures Corp. Springbank Ventures Corp.	CEO and Director CEO and Director Director Secretary

Harvey Keats (Geologist)	57	President and Director	Donner Minerals Ltd. Knight Resources Ltd.	President and Director President and Director

Kerry Sparkes (Geologist)	40	Director	Donner Minerals Ltd. Tyner Resources Ltd. Knight Resources Ltd. Bayswater Ventures Corp.	Director Director Director Director

Rex Gibbons (Geologist)	55	Director	Donner Minerals Ltd.	Director

Shirley Mooney	60	Secretary	Harlow Ventures Inc.	President and Director

David Patterson, Chairman of the Board

Mr. Patterson has been the Chairman of the Board since August 6, 2002. Mr. Patterson is the CEO and Director of both Donner Minerals Ltd. and Knight Resources Ltd., junior exploration companies. Mr. Patterson obtained a MBA from Simon Fraser University, Vancouver, British Columbia in 1991. Mr. Patterson has been a director and officer of a number of junior public companies whose shares are listed on the TSX Venture Exchange.

Harvey Keats, President and Director

Mr. Keats has been the President and Director of the Company since August 6, 2002. Mr. Keats is the President of Keats Consulting Inc. since 1995, a private geological and management consulting firm. Mr. Keats has been the President of Donner Minerals Ltd. since November 26, 1997. Mr. Keats was the Vice-President of Exploration with Diamond Fields Resources Ltd from August 1995 to August 1996. Prior thereto, Mr. Keats spent 25 years with Falconbridge Limited. Mr. Keats obtained a B.Sc-Geology (1968) and M.Sc,-Geology (1970) from Memorial University, Newfoundland.

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Kerry Sparkes, Director

Mr. Sparkes joined the board on October 18, 1999. Mr. Sparkes is the President of Sparkes Consulting Ltd. since 1999, a private geological consulting firm. Mr. Sparkes has been the Exploration Manager for Donner Minerals Ltd. since March 1998. Mr. Sparkes was a Senior Geologist with Voisey’s Bay Nickel Ltd. from January 1997 to March 1998. Mr. Sparkes obtained B.Sc.(hons)-Geology(1986) and M.Sc.–Geology(1989) from Memorial University, Newfoundland.

Rex Gibbons, Director

Dr. Gibbons joined the board on August 20, 2002. Dr. Gibbons is currently Executive Vice President of Jacques Whitford. Dr. Gibbons has served as a senior geologist with the Newfoundland Department of Mines & Energy, and has been a Cabinet Minister with the Government of Newfoundland & Labrador in the portfolios of Mines & Energy and Natural Resources. Dr. Gibbons obtained a B.Sc., B.A.(1967) and M.Sc.-Geology (1969) all from Memorial University, Newfoundland, and a Ph.D-Geology (1974) from California Institute of Technology, California.

Shirley Mooney, Secretary

Mrs. Mooney has been the Secretary for the Company since June 21, 2002. She is a principal of Image 2000 Corporate Services Inc. a service provider to public companies. Mrs. Mooney is also the President and a Director of Harlow Ventures Inc.

Neither the Company nor any of its officers, directors or controlling shareholders has (i) been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority, (ii) entered into a settlement agreement with a Canadian securities regulatory authority, or (iii) been subject to any other penalties or sanctions imposed by a court or regulatory authority that would likely be considered important to a reasonable investor making an investment decision, except that Mr. David Patterson, the Chairman, entered into a settlement agreement and agreed statement of facts with the British Columbia Securities Commission on October 13, 2000, whereby Mr. Patterson admitted to failing to file certain insider trading reports pertaining to trades made by a trust over which Mr. Patterson had direction and control. Mr. Patterson was fined $50,000 (inclusive of costs in the amount of $10,000) and was prohibited from acting as a director or officer of any public company for a period of 15 months (which prohibition expired on January 14, 2002).

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B. Executive Compensation

The following table sets forth the compensation paid, and benefits in kind granted to the Directors and members of the Company’s administrative, supervisory or management bodies for the year ended July 31, 2003.

Name and Principal Position	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
	Salary ($)
		Bonus ($)	Other Annual Compen-sation ($)		Awards			Payouts

	Restricted Stock Award(s) ($)	Securities Under Options/ SARs Granted (#)	LTIP Payouts ($)

Harvey Keats President	nil	nil	nil	nil	75,000	nil	nil

David Patterson Chairman	nil	nil	nil	nil	50,000	nil	nil

Rex Gibbons Director	nil	nil	nil	nil	40,000	nil	nil

Kerry Sparkes Director	nil	nil	nil	nil	75,000	nil	nil

Shirley Mooney Secretary	nil	nil	16,000 [1]	nil	110,000	nil	nil

(1)    represents payments for services provided to the Company, which services included responding to shareholder inquiries.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.

None of the Company’s directors have received any manner of compensation for services provided in their capacity as directors during the Company’s most recently completed financial year.

Long Term Incentive Plan (LTIP) Awards

The Company does not have LTIP awards pursuant to which cash or non-cash compensation is intended to serve as an incentive for performance whereby performance is measured by reference to financial performance or the price of the Company’s securities, was paid or distributed.

Defined Benefit or Actuarial Plan Disclosure

The Company has no defined benefit or actuarial plans.

C. Board Practices

The Board of Directors of the Company is currently comprised of David Patterson, Harvey Keats, Kerry Sparkes, and Rex Gibbons. Each director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then. The Board of Directors currently has one committee; the Audit Committee. The Audit Committee is comprised of Messrs. Keats, Sparkes and Gibbons. This committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. The committee is also responsible for reviewing quarterly financial statements and the annual financial statements.

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Termination of Employment, Changes in Responsibility and Employment Contracts

The Company does not have any compensatory plan or arrangement which will result from the resignation, retirement or other termination of employment of any Directors and/or member of the Company’s administrative, supervisory or management bodies or from a change of control of the Company or a change in any of such persons’ responsibilities following a change of control.

D. Employees

The Company does not have any employees. Three of the Company’s directors are geologists. None of the Company’s current officers are employed directly by the Company, and all officers devote less than 20% of their time to the Company’s business.

E. Share Ownership

The following table lists as of November 30, 2003, the share ownership of all of the Company’s Directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares, common, with no par value and all of the common shares have the same voting rights.

Name	Number of Shares Held	Percentage of Shares Held (%) (1)	Number of Stock Options Held	Number of Share Purchase Warrants Held	Exercise Price ($)	Expiration Date

David Patterson	1,060,500	5.29%	50,000	175,000 50,000 150,000	$0.12 $0.25 $0.40	July 8, 2004 July 17, 2004 October 15, 2004

Harvey Keats	Nil	0%	75,000	Nil	N/A	N/A

Kerry Sparkes	10,000	0.05%	75,000	38,000	$0.25	July 17, 2004

Rex Gibbons	Nil	0%	40,000	Nil	N/A	N/A

Shirley Mooney	Nil	0%	50,000	50,000	$0.25	July 17, 2004

(1)    The percentage ownership is based on 20,044,202 shares outstanding as of November 30, 2003.

None of the aforementioned options or share purchase warrants were issued to officers, directors or senior management of the Company as part of a compensation plan .

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of November 30, 2003, to the best of the Company’s knowledge, the following parties have ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company:

Name	Number of Common Shares Held	Percentage of Common Shares Held

David Patterson	1,060,500	5.29%

Ocean Resources Capital Holdings Plc.	10,825,966	54.01%

As of November 30, 2003 the Company had 317 shareholders of record of which 8,528,388 (42.54%) shares were held by 130 shareholders of record resident in Canada.

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Other than as disclosed above the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements the operation of which may at a future date result in a change in control of the Company.

B. Related Party Transactions

During the year ended July 31, 2003, the Company paid Shirley Mooney, an officer of the Company, $16,000 for services provided to the Company. The Company received an option payment in the amount of $18,750 from Bayswater Ventures Corp. as part of Bayswater's option to earn an interest in the South Quinn Lake Property. David Patterson and Kerry Sparkes are directors of the Company and of Bayswater Ventures Corp.

During the year ended July 31, 2002, the Company paid consulting fees of $19,800, management fees of $15,000 and office rent of $2,600 to Pacific Venture Marketing Inc., a company controlled by John Mooney, a former director of the Company. In addition, the Company paid $18,000 for accounting services provided by Image 2000 Corporate Services Inc., a company controlled by Shirley Mooney, an officer of the Company, and the Company paid $10,000 of consulting fees to Sparkes Consulting Ltd., a company controlled by Kerry Sparkes, a director, for a geological report on the South Quinn Lake Property. During the year ended July 31, 2002, the Company exchanged $33,500 of debt owed from Harlow Ventures Inc. for 335,000 common shares of Harlow Ventues Inc. The number of shares issued for the debt was based on the approximate market price of Harlow's shares at the time, being $0.10 per share. The Company accepted the shares as payment because Harlow did not have sufficient funds to pay the debt. The debt obligation was incurred in fiscal 2000 and relates to amounts incurred by the Company pursuing the acquisition of Nascent. After the Company terminated its agreement with Nascent, Harlow assumed these costs as Harlow attempted to negotiate a revised acquisition with Nascent. Shirley Mooney, the Secretary of the Company is also the President and a Director of Harlow.

During the year ended July 31, 2001 the Company paid management fees of $30,000 to Pacific Venture Marketing Inc., a company controlled by John Mooney a former director.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statement and Other Financial Information

See Item 17 for the Company’s Financial Statements.

The Company knows of no pending legal or arbitration proceedings including those relating to bankruptcy, governmental receivership or similar proceeding and those involving any third party against it, nor is the Company involved as a plaintiff in any material pending litigation.

The Company knows of no pending proceedings to which any director, member of senior management, or affiliate is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

To the best of the Management’s knowledge, the Company has not since the date of its incorporation, declared or paid any dividends, nor does it intend to declare any dividend for the foreseeable future.

B. Significant Changes

On August 27, 2003, the Company completed an investment agreement with Ocean Resources Capital Holdings Plc. ("ORCH"), a company whose shares were admitted to trading on the Alternative Investment Market ("AIM") of the London Stock Exchange on February 28, 2003, whereby, ORCH issued to the Company a total of 5,200,000 units in the capital of ORCH (the "Units") at £0.50 per Unit (each Unit consisting of one share and one warrant entitling the holder thereof to acquire one additional share together with one secondary warrant at any time following the issuance of the Units). As consideration, the Company issued to ORCH a loan note (the "Note") in the principal amount of £2,600,000. The Note was convertible and redeemable into common shares of the Company, was unsecured and bore interest at 12% per annum payable by half yearly installments on December 31 and June 30 of each year. The Company sold the 5,200,000 Units and realized net sale proceeds of $2,159,406. The Company paid a finder’s fee in the amount of $86,376.

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In accordance with the terms of the investment agreement, ORCH was granted the right to convert the entire £2,600,000 principal amount of the Note to common shares of the Company at C$0.60 per share, for 10,825,966 shares (the "Conversion Shares"), calculated on a previously agreed conversion ratio between the British pound and the Canadian dollar of 1 to 2.4983. No interest was due or payable on the Note at that time, and so no interest was converted.

In addition, the Company issued to ORCH 2,000,000 share purchase warrants entitling ORCH to acquire up to 2,000,000 common shares of the Company at $0.45 per common share expiring on September 8, 2005.

The debenture conversion price of $0.60 per Company common share and the £0.50 value of the ORCH units were established at the time that ORCH initiated discussions to invest in the Company. Subsequently, due to market conditions, ORCH and the Company agreed to proceed with the issuance of the convertible debenture, provided that ORCH was obligated to immediately convert the debenture into Company common shares. The Company required this obligation because the Company would not be able to realize proceeds on the sale of the Units equivalent to the face value of the convertible debenture.

Accordingly, the transaction has been accounted for as an issuance by the Company of 10,825,966 shares for the $2,159,409 realized on the sale of the Units. Share capital has been credited with $2,159,409 less a finder’s fee of $86,376. See Item 8(B) - Significant Changes.

Item 9. THE LISTING

A. Listing Details and Markets

The Common Shares of the Company are listed on the TSX Venture Exchange under the symbol TGC and on the Berlin Stock Exchange and Frankfurt Stock Exchange under symbol GLT. The Company's primary listing is on the TSX Venture Exchange. The following table sets out the market price range of the Common Shares on the TSX Venture Exchange within each of the periods indicated:

Market Prices	High ($)	Low ($)	Average Trading Volume

Annual High and Low Fiscal 2003 Fiscal 2002 Fiscal 2001 Fiscal 2000 Fiscal 1999	0.72 0.46 0.80 0.80 0.80	0.15 0.10 0.11 0.21 0.17	22,574 8,037 2,075 1,113 1,463

Quarterly High and Low
Fiscal 1 st Quarter – 2003
Fiscal 2 nd Quarter – 2003
Fiscal 3 rd Quarter – 2003
Fiscal 4 th Quarter - 2003

Fiscal 1 st Quarter – 2002
Fiscal 2 nd Quarter – 2002
Fiscal 3 rd Quarter – 2002
Fiscal 4 th Quarter – 2002
	0.72 0.56 0.46 0.30 0.16 0.20 0.46 0.40	0.32 0.38 0.15 0.16 0.10 0.11 0.15 0.11	18,323 14,160 21,050 36,761 539 1,461 8,770 21,378

Most Recent Six Months November 2003 October 2003 September 2003 August 2003 July 2003 June 2003	0.30 0.34 0.36 0.28 0.30 0.29	0.24 0.26 0.25 0.22 0.22 0.16	47,780 8,904 19,723 18,115 14,195 76,942

There is no active trading market for the Common Shares in the United States, although United States residents may purchase Common Shares in Canada.

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The Form 20-F registration statement became automatically effective, December 16, 2002, being 60 days from the date of the first filing of the Form 20-F being October 15, 2002. As a foreign private issuer the Company will be subject to certain of the reporting obligations of the Exchange Act including:

(1)    filing an annual report, on a Form 20-F, within 6 months after the end of the Company’s fiscal year end which form must include audited financial statements in compliance with US GAAP and US accounting standards; and
(2)    filing periodic reports on Form 6-K, any "significant information" with respect to the Company and its subsidiaries which the Company (i) is required to make public in its own country, (ii) has filed with a non-U.S. stock exchange on which the Company’s securities are traded and which the exchange has make public, or (iii) has distributed to holders of its securities, either directly or through a press release.

As a foreign private issuer the Company will not be subject to the reporting obligations of the proxy rules of Section 14 of the Exchange Act nor the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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Item 10. ADDITIONAL INFORMATION

A. Share Capital

(1)    Authorized - 100,000,000 common shares without par value

(2)    Share capital has been issued as follows:

Date of		Type of				Type of	Commission
Issue	Type of Security	Issue	Number	Price	Proceeds	Consideration	Paid

Balance at July 31, 2000			3,897,416		$10,947,238

	Common shares	Canceled	(3,780)	$0.00	$0	Nil	$0

Balance at July 31, 2001			3,893,636		$10,947,238

		Private
08-Jul-02	Common shares	Placement	1,975,000	$0.10	$197,500	Cash	$0
		Private
17-Jul-02	Common shares	Placement	950,000	$0.20	$190,000	Cash	$0
26-Jul-02	Common shares	Property	20,000	$0.12	$2,400	Property	$0

Balance at July 31, 2002			6,838,636		$11,337,138

13-Sep-02	Common shares	Property	51,370	$0.584	$30,000	Property	$0
		Private
15-Oct-02	Common shares	Placement	200,000	$0.30	$60,000	Cash	$0
20-Dec-02	Common shares	Options	60,000	$0.35	$21,000	Cash	$0
		Private
10-Jan-03	Common shares	Placement	256,756	$0.37	$95,000	Cash	$0
21-Jan-03	Common shares	Warrants	275,000	$0.12	$33,000	Cash	$0
18-Feb-03	Common shares	Warrants	545,000	$0.12	$65,400	Cash	$0
18-Feb-03	Common shares	Warrants	12,000	$0.25	$3,000	Cash	$0
25-Mar-03	Common shares	Property	30,000	$0.12	$3,600	Property	$0
25-Mar-03	Common shares	Property	164,474	$0.304	$50,000	Property	$0
23-Apr-03	Common shares	Warrants	200,000	$0.12	$24,000	Cash	$0
18-Jun-03	Common shares	Warrants	100,000	$0.12	$12,000	Cash	$0
23-Jun-03	Common shares	Warrants	175,000	$0.12	$21,000	Cash	$0
26-Jun-03	Common shares	Warrants	175,000	$0.12	$21,000	Cash	$0
14-Jul-03	Common shares	Property	75,000	$0.25	$18,750	Property	$0

Balance at July 31, 2003			9,158,236		$11,794,888

18-Aug-03	Common shares	Warrants	10,000	$0.12	$1,200	Cash	$0
26-Aug-03	Common shares	Warrants	50,000	$0.25	$12,500	Cash	$0
		Convertible
27-Aug-03	Common shares	Debenture	10,825,966	$0.20	$2,159,406	Cash	$86,376

Balance at November 30, 2003			20,044,202		$13,881,618

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Notes:

On July 8, 2002, the Company issued 1,975,000 units at $0.10 each. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional share at a price of $0.12 per share until July 8, 2004. There were 13 placees in the private placement, 3 of which were officers and directors who acquired 570,000 Units.

On July 17, 2002, the Company issued 950,000 units at $0.20 each. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional share at a price of $0.25 per share until July 17, 2004. There were 9 placees in the private placement, 3 of which were officers and directors who acquired 150,000 Units.

On October 15, 2002, the Company issued 200,000 common shares at a price of $0.30 per share totaling $60,000. Along with the common shares, the company issued 200,000 share purchase warrants entitling the holder to purchase one additional common share at $0.40 per share expiring on October 15, 2004. There were 2 placees in the private placement, 1 of which was a director who acquired 150,000 Units.

On January 10, 2003, the Company issued 256,756 flow-through common shares at a price of $0.37 per share totaling $95,000. Along with the common shares, the company issued 256,756 flow-through share purchase warrants entitling the holder to purchase one additional common share at $0.50 per share expiring on January 10, 2005. There were 2 placees in the private placement, none of which were officers and directors.

On August 27, 2003, the Company completed an investment agreement with Ocean Resources Capital Holdings Plc. ("ORCH"), a company whose shares were admitted to trading on the Alternative Investment Market ("AIM") of the London Stock Exchange on February 28, 2003, whereby, ORCH issued to the Company a total of 5,200,000 units in the capital of ORCH (the "Units") at £0.50 per Unit (each Unit consisting of one share and one warrant entitling the holder thereof to acquire one additional share together with one secondary warrant at any time following the issuance of the Units). As consideration, the Company issued to ORCH a loan note (the "Note") in the principal amount of £2,600,000. The Note was convertible and redeemable into common shares of the Company, was unsecured and bore interest at 12% per annum payable by half yearly installments on December 31 and June 30 of each year. The Company sold the 5,200,000 Units and realized net sale proceeds of $2,159,406. The Company paid a finder’s fee in the amount of $86,376.

In accordance with the terms of the investment agreement, ORCH was granted the right to convert the entire £2,600,000 principal amount of the Note to common shares of the Company at C$0.60 per share, for 10,825,966 shares (the "Conversion Shares"), calculated on a previously agreed conversion ratio between the British pound and the Canadian dollar of 1 to 2.4983. No interest was due or payable on the Note at that time, and so no interest was converted.

In addition, the Company issued to ORCH 2,000,000 share purchase warrants entitling ORCH to acquire up to 2,000,000 common shares of the Company at $0.45 per common share expiring on September 8, 2005.

The debenture conversion price of $0.60 per Company common share and the £0.50 value of the ORCH units were established at the time that ORCH initiated discussions to invest in the Company. Subsequently, due to market conditions, ORCH and the Company agreed to proceed with the issuance of the convertible debenture, provided that ORCH was obligated to immediately convert the debenture into Company common shares. The Company required this obligation because the Company would not be able to realize proceeds on the sale of the Units equivalent to the face value of the convertible debenture.

Accordingly, the transaction has been accounted for as an issuance by the Company of 10,825,966 shares for the $2,159,409 realized on the sale of the Units. Share capital has been credited with $2,159,409 less a finder’s fee of $86,376.

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(3)    Options

As of July 31, 2003 options to purchase common shares of the Company were outstanding as follows:

Date of Grant	Number Outstanding	Exercise Price	Expiry Date

August 6, 2002	555,000	$0.35	August 6, 2004
August 21, 2002	40,000	$0.40	August 21, 2004
September 10, 2002	25,000	$0.67	September 10, 2004

As of November 30, 2003 options to purchase common shares of the Company were outstanding as follows:

Date of Grant	Number Outstanding	Exercise Price	Expiry Date

August 6, 2002	555,000	$0.35	August 6, 2004
August 21, 2002	40,000	$0.40	August 21, 2004
September 10, 2002	25,000	$0.67	September 10, 2004

(4)    As at July 31, 2003, the Company had the following warrants outstanding to purchase shares of the Company as follows:

	Potential
Number of	Number of		Exercise
Warrants	Shares to	Exercisable	Price
Outstanding	be Issued	Until	per Share

505,000	505,000	July 8, 2004	$0.12
938,000	938,000	July 17, 2004	$0.25
200,000	200,000	October 15, 2004	$0.40
256,756	256,756	January 10, 2005	$0.50

As at November 30, 2003 , the Company had the following warrants outstanding to purchase shares of the Company as follows:

	Potential
Number of	Number of		Exercise
Warrants	Shares to	Exercisable	Price
Outstanding	be Issued	Until	per Share

495,000	495,000	July 8, 2004	$0.12
888,000	888,000	July 17, 2004	$0.25
200,000	200,000	October 15, 2004	$0.40
256,756	256,756	January 10, 2005	$0.50
2,000,000	2,000,000	September 8, 2005	$0.45

B. Memorandum and Articles of Incorporation

(1) The Company’s objects and purposes as set forth in the Company’s Memorandum and Articles:

The Company’s Memorandum and Articles are silent as to the Company’s objects and purposes.

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(2) Matters relating to Directors of the Company:

(a) Director's power to vote on a proposal, arrangement or contract in which the director is materially interested:

Article 13.6 of the Company Articles state: "A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, whether directly or indirectly, a duty or interest might be created in conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transactions or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the[British Columbia] Company Act (the "Company Act"). A Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. The foregoing shall not apply to:

(a) any such contract or transaction relating to a loan to the Company, which a Director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

(b) any contract or transaction made or to be made with, or for the benefit of a holding corporation or a subsidiary corporation of which a Director is a Director;

(c) any contract by a Director to subscribe for or underwrite shares, debentures or debt obligations to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a Director is, directly or indirectly, interested if all the other Directors are also, directly or indirectly interested in the contract, arrangements or transactions; or

(d) determining the remuneration of the directors.

Subject to the Company Act the foregoing prohibitions and exceptions thereto may from time to time be suspended or amended to any extent by ordinary resolution, either generally or in respect of any particular contract, arrangement or transaction or for any particular period."

(b) Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

Part 13.3 of the Company’s Articles provides that: "The remuneration of the Directors as such may from time to time be determined by the members, unless by ordinary resolution the Directors are authorized to determine their remuneration. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a Director. The Directors shall be repaid such reasonable expenses as they may incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specifically occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The Directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any Director who has held any salaried office or place of profit with the Company or to his spouse or dependents and may make contributions to any find and pay premiums for the purchase or provision of any such gratuity, pension or allowance."

(c) Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

Part 9.1 of the Company’s Articles provides that " The Directors may from time to time at their discretion authorize the Company to borrow any sum of money for the purposes of the Company and may raise or secure the repayment of that sum in such manner and upon such terms and conditions, in all respects, as they think fit, and in particular, and without limiting the generality of the foregoing & by the issue of bonds or debentures, on any mortgage or charge, whether specific or floating, or other security on the undertaking or the whole or any part of the property of the Company, both present and future".

(d) Other than as referred to in item (a) above, the Company’s Articles are silent with regard to the retirement or non-retirement of directors under an age limit requirement.

(e) Number of shares, if any, required for qualification:

Part 13.4 of the Company’s Articles states that "No Director shall be required to hold a share in the authorized capital of the Company as qualification for his office."

(3) Rights, preferences and restrictions attaching to each class of shares:

(a) Dividend rights, including time limit after which dividend entitlement lapses

Pursuant to Part 20 of the Company’s Articles, the Company’s shareholders, subject to the rights, privileges and restrictions attaching to a particular class of shares, have the right to receive dividends if, as and when declared by the Board of Directors. Neither the Company Act nor the Company’s Articles provides for lapses in dividend entitlement.

(b) Voting rights; staggered re-election intervals; cumulative voting

Each of the Company’s Common Shares entitles the holder to one vote at any annual or special meting of shareholders. The Company’s Articles provide for election of directors on a rotation basis. The Company’s Shareholders do not have cumulative voting.

(c) Rights to share in surplus in event of liquidation

In the event of the Company’s liquidation, dissolution or winding-up or other distribution of the Company’s assets, the holders of Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company’s liabilities have been paid out.

(d) Other

Holders of the Company’s Common Shares do not have rights to share in the profits of the Company . There are no redemption or sinking fund provisions with respect to the Company’s Common Shares. Common shareholders have no liability as to further capital calls by the Company. There are no provisions discriminating against any existing or prospective holder of the Company’s Common Shares as a result of such shareholder owning a substantial number of the Company’s Common Shares. Holders of the Company’s Common Shares do not have pre-emptive rights.

(4) Actions necessary to change the rights of holders of the Company's stock:

In order to change the rights of holders of a class of the Company's stock, a vote of at least three-quarters of the issued and outstanding shares of that class is required.

(5) Conditions governing manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission:

Annual Meeting

Part 10.1 of the Company’s Articles states that " Subject to Article 10. 2 and to the Company Act the first annual general meeting shall be held within 15 months from the date of incorporation and thereafter an annual general meeting shall be held once in every calendar year at such time, not being more than 13 months after the holding of the last preceding annual general meeting and place as the Directors shall appoint."

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Special Meetings

Part 10.4 of the Company’s Articles states that "The Directors may, whenever they think fit, convene an extraordinary general meeting. An extraordinary general meeting may also be convened if requisitioned in accordance with the Company Act, by the Directors or, if not convened by the Directors, by the requisitionists as provided in the Company Act."
Part 10.6 of the Company’s Articles provides that "Not less than 21 days notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice thereof has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive such notice from the Company. But the accidental omission to give notice of any meeting to, or the non-receipt of any such notice by, any of such persons shall not invalidate any proceedings at that meeting."

(6) Limitations on rights to own securities of the Company:

The Investment Canada Act (the "ICA"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the ICA. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of Cdn. $5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than Cdn. $50,000,000 or with assets of between Cdn. $5,000,000 and Cdn. $50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new business in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the ICA. "WTO investor" generally means:

(a)    an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member;

(b)    governments of WTO members; and

(c)    entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 1999 WTO Review Threshold was $184,000,000.

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If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then Cdn. $50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the ICA apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the ICA, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of Cdn. $184,000,000 (in 1999) for a WTO investor or threshold of Cdn. $5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investor is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are:

(a)    the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

(b)    the effect of the investment on exports from Canada;

(c)    the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

(d)    the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

(e)    the effect of the investment on competition within any industry or industries in Canada;

(f)    the compatibility of the investment with national industrial, economical and cultural policies;

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(g)     the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

(h)    the contribution of the investment to Canada's ability to compete in world markets.

To ensure prompt review, the ICA sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any other further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the acquiror that he is now satisfied that the investment is likely to be of net benefit to Canada or that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The ICA provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of British Columbia or in any constituent documents of the Company on the right of non-Canadians to hold or vote the common shares of the Company.

(7) Provisions of Company's articles, charter or by-laws that have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company:

There are no limitations in the Company’s Memorandum or Articles.

(8) Provisions governing the ownership threshold above which shareholder ownership must be disclosed:

The British Columbia Securities Act provides that a person that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of, and of control or direction over, securities of the issuer carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities must, within 10 days of becoming an "insider", file an insider report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The British Columbia Securities Act also provides for the filing of a report by an "insider" of a reporting issuer who acquires or transfers securities of the issuer. This insider report must be filed within 10 days of the date in which the change takes place.

The U.S. rules governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those under the British Columbia Securities Act . Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than 5 per cent of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

(9) Significant differences between law applicable to the Company and law of the United States.

See 8 above.

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(10) Conditions imposed by the Company’s Memorandum and Articles that are more stringent than required by law.

None

C. Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See "Item 10(D) – Taxation."

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Common Shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain "non-Canadian" individuals, governments, corporations or other entities who wish to acquire a "Canadian business" (as defined in the Investment Canada Act), or establish a "new Canadian business" (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as "Investment Canada". The Investment Canada Act requires that certain acquisitions of control by a Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada", having regard to criteria set forth in the Investment Canada Act. Only acquisitions of control rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition which has been completed, the acquired Canadian business would be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, among other things, an injunction or a court order directing disposition of assets or shares.

D. Taxation

The following is a general discussion of certain possible Canadian and United Sates federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences.

THE DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF COMMON SHARES OF THE COMPANY AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE CANADIAN OR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF COMMON SHARES OF THE COMPANY SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES OF THE COMPANY.

U. S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is a citizen or individual resident of the United States, a company or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.

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A "U.S. Resident" means a U.S. Holder who (i) is a resident of the United States for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Convention"); (ii) is not currently, nor has previously been a resident of Canada or deemed to be a resident of Canada for the purposes of the Income Tax Act (Canada) (herein referred to as the "Canada Tax Act") at any time while the holder has held common shares; (iii) holds his or her common shares as capital property; (iv) deals at arm’s length with the Company for the purposes of the Canada Tax Act; and (v) does not use or hold, and is not deemed under the Canada Tax Act to use or hold, such common shares in carrying a business or performing independent services in Canada. Common shares will generally be considered to be capital property to a U.S. Resident unless they are held as inventory in the course of carrying on a business or were acquired in a transaction considered to be an adventure or concern in the nature of trade.

This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The following discussion is based upon the current provisions of the Canada Tax Act and the regulations (the "Regulations") enacted thereunder as at the date hereof, the Company’s understanding of the current published administrative and assessing policies of the Canada Customs and Revenue Agency, all specific proposals to amend the Canada Tax Act and the Regulations publicly announced by the Minister of Finance before the date hereof (the "Proposed Amendments") and the provisions of the Convention as at the date hereof. This summary does not take into account provincial, territorial or foreign income tax considerations (see "United States Federal Income Tax Consequences" below), and does not take into account or anticipate any changes in law, whether by judicial, governmental or legislation decision or action except to the extent of the Proposed Amendments. No assurance can be given that any of the Proposed Amendments will be enacted into law or that legislation will implement the Proposed Amendments in the manner now proposed.

Distribution on Common Shares of the Company

Under the Convention, dividends which are paid or credited, or are deemed to be paid or credited, to a U.S. Resident in respect of the common shares will generally be subject to Canadian withholding tax at a rate of 5% of the gross amount of the dividends if the beneficial owner of the dividends is a company which owns at least 10% of the voting stock of the Company or 15% of the gross amount of the dividends if the beneficial owner of the dividends is any other U.S. Resident (other than certain exempt organizations referred to in Article XXI of the Convention).

Disposition of Common Shares of the Company

A U.S. Resident will generally not be subject to tax under the Canada Tax Act in respect of any capital gain realized on the disposition or deemed disposition of common shares unless such common shares are "taxable Canadian property", as defined in the Canada Tax Act, to the U.S. Resident. The common shares will not generally constitute taxable Canadian property to a U.S. Resident unless either (i) at any time during the five –year period ending at the time of the disposition of the common shares by such U.S. Resident, 25% or more of the issued shares (and in the view of the Canada Customs and Revenue Agency, taking into account any rights to acquire shares) of any class or series of the capital stock of the Company were owned by such U.S. Resident, persons with whom the U.S. Resident did not deal at arm’s length or such U.S. Resident together with such persons, or (ii) the U.S. Resident’s common shares are otherwise deemed to be taxable Canadian property. Capital gains realized on the disposition of common shares that constitute taxable Canadian property to a U.S. Resident will nevertheless, by virtue of the Convention, not be subject to tax under the Canadian Tax Act, provided that shares of the Company do not derive their value principally from real property, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production, situated in Canada at the time of disposition.

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UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holders’ federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sales of exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to companies receiving dividends from certain United States companies. A U.S. Holder which is a company may, under certain circumstances, be entitled to a 70% or 80% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% or 20%, respectively, of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current temporary Treasury Regulations, dividends paid, and the proceeds of a sales of Company’s common shares, will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the Company or paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, amount which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

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Disposition of Common Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. This gain or loss will be a capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Lower long-term capital gain rates will apply if the U.S. Holder is an individual, estate or trust and such U.S. Holder has held the common shares for more than eighteen months. Deduction for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 50% (60% in the first year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company may be treated as a "foreign personal holding company". In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 7% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is a controlled foreign Company or makes an election, adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more. The Company believes that it qualified as a PFIC for the current fiscal year and may qualify as a PFIC in subsequent years. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged or that it will able to satisfy record keeping requirements which will be imposed on a Qualified Electing Fund ("QEF"). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

48

A U.S. Holder who holds stock in a foreign corporation during any year in which such Company qualifies as a PFIC may elect to be subject to United States federal income taxation under one of two alternative tax regimes. In the event that no such election is made, the PFIC rules will apply. The following is a discussion of the two alternative elective tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign Company" (as defined below) and a U.S. Holder owns, directly and indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at "Controlled Foreign Company" below).

Assuming that the Company satisfies record-keeping requirements, a U.S. Holder who elects in a timely manner to treat the Company as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a "qualified electing fund" with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, directly and indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

If the Company no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company requalifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election. Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in the Company. Upon the U.S. Holder’s reacquisition of an interest in the Company, the QEF election will apply to the newly acquired stock of the Company.

49

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. U.S. Holder’s adjusted tax basis in the common shares of the Company will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. A separate election must be made by a U.S. Holder for each subsequent taxable year. Because the Internal Revenue Service has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

If a U.S. Holder does not make a timely QEF or mark-to-market election during a year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain "excess distributions", as specifically defined, by the Company.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the Company. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing U.S. Holder’s common shares, less (ii) the excess of the fair market value of the Electing U.S. Holder’s common shares reduced by the U.S. Holder’s adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

50

Certain special, generally adverse, rules will apply with respect to Company common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Company

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Company is owned, directly and indirectly, by citizens or residents of the United States, United States domestic partnerships and companies or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign Company" under Subpart F of the Code. This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

E. Documents on Display

The Documents concerning the Company which are referred to in this Report are either annexed hereto as exhibits (See Item 19) or may be inspected at the principal offices of the Company.

F. Dividends and Paying Agents

N/A

G. Statements by Experts

The Company's statements for the last three fiscal years included in this Form 20-F have been audited by Morgan & Company, Chartered Accountants as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing and their consent and authorization. Such firm's address is Suite 1488 - 700 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1A1.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Qualitative Information about Market Risk

Currency Exchange Rate Sensitivity

The results of the Company’s operations are subject to currency transnational risk and currency transaction risk. Regarding currency transnational risk, the operating results and financial position of the Company and Company’s subsidiaries are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will therefore have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

51

In regards to transaction risk, the Company’s functional currency is the Canadian dollar and its activities are predominantly executed using the Canadian dollar. The Company incurs a relatively small portion of its expenses in U.S. dollars. The Company’s common shares are listed on the TSX Venture Exchange and are bought and sold in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Interest Rate Sensitivity

The Company currently has no short term or long term debt requiring interest payments. As a result, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

Commodity Price Sensitivity

The future revenue and profitability of the Company will be dependent, to a significant extent, upon prevailing spot market prices for gold. In the past gold prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply of and demand for gold, market uncertainty and a variety of additional factors that are beyond the control of the Company. The Company’s properties are in the exploration phase and accordingly the Company is not generating any operating revenues and is therefore not subject to any short term volatility in the prices of gold. As the Company is in the exploration phase, the above factors have had no material impact on operations or income. No futures or forward contracts have been entered into by the Company.

PART II

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None

Item 13. DEFAULTS, DIVIDENTD ARREARAGES AND DELINQUENCIES

None

Item 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS

None

52

PART III

Item 17. FINANCIAL STATEMENTS

The consolidated financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP is included therein.

The auditors’ report, financial statements and notes thereto, schedules thereto as required under Item 17 are found immediately below. The Audit Report of Morgan & Company, Chartered Accountants is included herein immediately preceding the respective financial statements, notes, schedules, etc.

Financial Statements:

Auditors’ Report dated October 21, 2003

Audited Consolidated Balance Sheets as of July 31, 2003 and July 31, 2002

Audited Consolidated Statements of Loss and Deficit for the Years Ended
July 31, 2003, July 31, 2002 and July 31, 2001

Audited Consolidated Statement of Cash Flows for the Years Ended
July 31, 2003, July 31, 2002 and July 31, 2001

Audited Consolidated Statement of Shareholders Equity for the Years Ended
July 31, 2003, July 31, 2002 and July 31, 2001

Notes to the Audited Consolidated Financial Statements

All other financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

Item 18. FINANCIAL STATEMENTS

The Company has elected to report under Item 17.

Item 19. EXHIBITS

3.1	Memorandum and Articles of Incorporation (Previously Filed)

10.1	Certificates of Name Change (Previously Filed)

10.2	Option Agreement dated May 24, 2002 between the Company and South Coast Ventures Inc. regarding the South Quinn Lake Property (Previously Filed)

10.3	Technical Report dated June 17, 2002 on the South Quinn Lake Property (Previously Filed)

10.4	Option Agreement dated August 20, 2002 between the Company and South Coast Ventures Inc. regarding the Cape Ray Property (Previously Filed)

10.5	Option Agreement dated May 7, 2003 between the Company and Bayswater Ventures Corp. regarding the South Quinn Lake Property

23.1	Consent of Auditors

53

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual repot on its behalf.

Dated: December 19, 2003                            Terra Nova Gold Corp.

By:  /s/David Patterson
                David Patterson,
                        Chairman of the Board

AUDITORS' REPORT

To the Shareholders of
Terra Nova Gold Corp.
(Formerly Globenet Resources Inc.)

We have audited the consolidated balance sheets of Terra Nova Gold Corp. (formerly Globenet Resources Inc.) as at July 31, 2003 and 2002, and the consolidated statements of operations, cash flows, and shareholders' equity for the years ended July 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2003 and 2002, and the results of its operations and cash flows for each of the years ended July 31, 2003, 2002, and 2001 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada                     /s/Morgan & Company
October 21, 2003                                                                                                          Chartered Accountants

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements. Our report to the shareholders, dated October 21, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such considerations in the Auditors’ Report when the consideration is adequately disclosed in the financial statements.

Vancouver, Canada                                 /s/Morgan & Company
October 21, 2003                                                                                                      Chartered Accountants

TERRA NOVA GOLD CORP. (formerly Globenet Resources Inc.)
(An exploration stage company)
Consolidated Balance Sheets
(Canadian Dollars)

	July 31,	July 31,
	2003	2002

ASSETS

Current
Cash and cash equivalents	$ 43,501	$ 292,484
Marketable securities	-	38,500
Amounts receivable	18,064	4,419
Advances for exploration	4,010	-
Prepaid expenses	-	16,929

Total Current Assets	65,575	352,332

Property, plant and equipment (note 5)	7,859	3,357

Unproven mineral property claims (note 6)	137,540	8,840

Total Assets	$ 210,974	$ 364,529

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 67,049	$ 20,820
Loans payable (note 7)	8,300	-

Total Liabilities	75,349	20,820

SHAREHOLDERS' EQUITY

Share capital (note 8)
Authorized - 100,000,000 common shares without par value
Issued and outstanding - 9,158,236 (2002 - 6,838,636)	11,794,888	11,337,138

Deficit	(11,659,263)	(10,993,429)

Total Shareholders' Equity	135,625	343,709

Total Liabilities and Shareholders' Equity	$ 210,974	$ 364,529

Commitments (note 6)

TERRA NOVA GOLD CORP. (formerly Globenet Resources Inc.)
(An exploration stage company)
Consolidated Statements of Operations
(Canadian Dollars)

	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,
	2003	2002	2001

Expenses
Accounting and audit fees	$ 13,781	$ 24,135	$ 12,827
Administration fees	52,000	-	-
Amortization	5,845	839	1,049
Consulting fees	41,056	46,188	11,909
Exploration expenditures (see schedule)	236,463	-	-
Filing fees	20,212	9,715	3,346
Legal fees	46,649	27,178	2,236
Management fees	-	15,000	30,000
Office and miscellaneous	20,637	5,564	19,916
Printing	22,425	1,225	1,257
Promotion	110,624	4,899	2,343
Rent	27,400	2,600	1,494
Telephone and communications	19,386	4,232	3,257
Transfer agent fees	7,584	3,739	2,926
Travel	33,242	16,189	744
Less: interest income	(1,765)	(435)	(3,257)

Loss before other items	(655,539)	(161,068)	(90,047)

Other items
Gain on sale of marketable securities	3,105	12,848	-
Write-down of marketable securities	(13,400)	-	-

Loss for the year	$ (665,834)	$ (148,220)	$ (90,047)

Basic and diluted loss per share	$ (0.09)	$ (0.04)	$ (0.02)

Weighted average number of
shares outstanding	7,792,644	3,933,978	3,895,376

TERRA NOVA GOLD CORP. (formerly Globenet Resources Inc.)
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian Dollars)

	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,
Cash provided by (used for):	2003	2002	2001

Operating activities
Loss for the period	$ (665,834)	$ (148,220)	$ (90,047)
Items not involving cash:
Amortization	5,845	839	1,049
Gain on sale of marketable securities	(3,105)	(12,848)	-
Write-down of marketable securities	13,400	-	-
Changes in non-cash operating
working capital items:
Amounts receivable	(13,645)	(3,846)	1,368
Advances for exploration	(4,010)	-	-
Prepaid expenses	16,929	(16,929)	1,184
Accounts payable and accrued liabilities	46,229	18,057	(1,214)

	(604,191)	(162,947)	(87,660)

Financing activities
Loans payable	8,300	-	-
Common shares issued for cash	355,400	387,500	-

	363,700	387,500	-

Investing activities
Sale of marketable securities	28,205	17,848	-
Mineral property acquisition costs	(26,350)	(6,440)	-
Purchases of capital assets	(10,347)	-	-

	(8,492)	11,408	-

Increase (decrease) in cash	(248,983)	235,961	(87,660)

Cash and cash equivalents, beginning of period	292,484	56,523	144,183

Cash and cash equivalents, end of period	$ 43,501	$ 292,484	$ 56,523

Non-cash investing activities:
Shares issued for acquisition
of unproven mineral properties	$ 102,350	$ 2,400	$ -
Acquisition of marketable securities	$ -	$ 33,500	$ -
Shares received as consideration for sale of
unproven mineral property interests	$ -	$ -	$ 10,000

TERRA NOVA GOLD CORP. (formerly Globenet Resources Inc.)
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
(Canadian Dollars)

				Total
		Common shares without par value		Shareholders'
	Number	Amount	Deficit	Equity

Balance at July 31, 2000	3,897,416	$ 10,947,238	$ (10,755,162)	$ 192,076
Cancellation of common shares	(3,780)	-	-	-
Loss for the year	-	-	(90,047)	(90,047)

Balance at July 31, 2001	3,893,636	10,947,238	$ (10,845,209)	$ 102,029
Issuance of common shares for cash	2,925,000	387,500	-	387,500
Issuance of common shares for unproven
mineral property claims	20,000	2,400	-	2,400
Loss for the year	-	-	(148,220)	(148,220)

Balance at July 31, 2002	6,838,636	11,337,138	(10,993,429)	343,709
Issuance of common shares for cash	1,742,000	260,400	-	260,400
Issuance of commons shares for flow-
through private placement	256,756	95,000	-	95,000
Issuance of common shares for unproven
mineral property claims	320,844	102,350	-	102,350
Loss for the year	-	-	(665,834)	(665,834)

Balance at July 31, 2003	9,158,236	$ 11,794,888	$ (11,659,263)	$ 135,625

1.    Nature of Operations

The Company is a public company incorporated under the Company Act, British Columbia, Canada. The Company’s principal business activity is the exploration of mineral properties. During the fiscal year ended July 31, 2003, the Company began exploring for gold in Newfoundland, Canada.

The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production from the property or proceeds from disposition.

2.    Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principals ("Canadian GAAP").

a)    Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary,
                                Globenet Resources (Delaware) Corp. (see note 4).

b)   Cash and cash equivalents

   Cash and cash equivalents include short term money market instruments with terms to maturity, at the date of issue, not exceeding ninety days.

c)    Property, plant and equipment

  Property, plant and equipment is recorded at cost and amortized over the estimated useful lives of the assets on the following basis:

Computer software 100% declining balance per annum
Office furniture and equipment 20% declining balance per annum

  The declining balance basis of amortization more adequately reflects the economic usage of the asset than the straight line basis. The Company periodically evaluates the recoverability of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

d)    Mineral properties

All direct costs related to the acquisition of unproven mineral property interests are capitalized by property. Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs are capitalized.

2.    Significant Accounting Policies (cont’d)

Gains and losses are recognized on property dispositions when the value of the consideration received exceeds and is less than, respectively, the carrying value of the property. Partial dispositions or option proceeds with respect to unproven properties are credited against the cost of the related property except that, when the proceeds exceed the cost, the excess is credited to operations. The aggregate costs related to abandoned properties are charged to operations.

The Company regularly reviews the carrying values of unproven mineral property interests on a regular basis by reference to the project economics, including the timing of the exploration work, the work programs and exploration results experienced by the Company and others. When the carrying value of an unproven property exceeds its estimated net recoverable amount, an impairment provision is made for the other than temporary decline in value.

e)    Loss per share

Basic earnings per common share is computed by dividing earnings by the weighted average number of common shares outstanding during the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options, warrants and other dilutive instruments.

f)   Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

g)      Stock-based compensation

The Company has adopted the recommendations of the new CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments , effective August 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.

Compensation expense is recognized when stock options are issued to employees and directors for the excess, if any, of the quoted market price at the date of grant over the exercise price. Any consideration paid by employees and directors on exercise of stock options is credited to share capital. If stock options are repurchased, the excess of consideration paid over the carrying amount of the stock option is charged to deficit.

Compensation expense is determined when stock options are issued to non-employees and is recognized over the vesting period of the option. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

2.    Significant Accounting Policies (cont’d)

h)    Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

i)    Comparative figures

The Comparative consolidated financial statements have been reclassified , where applicable, to conform with the presentation adopted in the current period.

3.    Change in Accounting Policy

Effective July 31, 2003, the Company changed its method of accounting for mineral exploration expenditures, from deferring them until the viability of a project was determined, to charging them to operations as incurred. Under the new policy, only expenditures incurred on properties identified as having substantial evidence that a commercial body of ore has been located are capitalized and accounted for in accordance with the Company’s accounting policy for mineral properties.

The new policy is consistent with current reporting practices in the mining industry and management considers the change will appropriately present the Company’s operations and financial position. This change in accounting policy has been applied retroactively to 2002 and has increased the 2003 net loss by $236,463 (2002 - $nil) and loss per share by $(0.03) (2002 - $nil).

4.    Dissolution

On March 27, 2003, the Company dissolved its wholly owned subsidiary, Globenet Resources (Delaware) Corp. From the time of the subsidiary’s incorporation, July 22, 2002, to the date of dissolution, there was no active business carried out through the subsidiary and the subsidiary had no assets or liabilities. The dissolution of Globenet Resources (Delaware) Corp. resulted in no gain or loss.

5.    Property, plant and equipment

	2003			2002

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Computer software	$ 10,347	$ 5,173	$ 5,174	$ -
Office equipment and furniture	14,526	11,841	2,685	3,357

	$ 24,873	$ 17,014	$ 7,859	$ 3,357

6.    Unproven Mineral Property Claims

The Company’s unproven mineral properties are comprised of two option earn-in agreements in Cape Ray and South Quinn Lake, Newfoundland, Canada.

South Quinn Lake Property

On May 24, 2002, the Company entered into an option agreement with South Coast Ventures Inc. ("South Coast") to acquire a 100% undivided interest in and to 36 mineral claims comprising the South Quinn Lake gold property located in central Newfoundland. In order to earn the interest, the Company must pay the optionor $75,000, issue the optionor 300,000 common shares and expend $400,000 on exploration by May 23, 2005 as follows:

	Cash		Share		Exploration
Payments to be made on or before	Payments		Payments		Expenditures

May 23, 2002	$ 5,000	(paid)	20,000	(issued)
November 23, 2002	$ 5,000	(paid)	30,000	(issued)
May 23, 2003	$ 15,000	(paid)	75,000	(issued)
May 23, 2004	$ 20,000		75,000
May 23, 2005	$ 30,000		100,000		$ 400,000

The property is subject to a 2.5% net smelter royalty (‘NSR’) from the proceeds of production from the property. The Company may reduce the 2.5% NSR to a 1.5% NSR at any time by paying $1 million.

On May 12, 2003, the Company entered into an option and joint venture agreement with Bayswater Ventures Corp. ("Bayswater"), a company related by virtue of common directors, whereby the Company has granted to Bayswater an option to acquire 95% of the Company’s interest in the South Quinn Lake Property (the "Property"). Bayswater will earn its interest in the Property in consideration and through direct or indirect assumption of all of the Company’s remaining obligations to South Coast pursuant to the May 24, 2002 option agreement, as follows:

a)    Bayswater must pay to South Coast the following amounts which remain payable:

i.    $15,000 on or before May 23, 2003 (paid);
ii.   an additional $20,000 on or before May 23, 2004; and
iii.    an additional $30,000 on or before May 23, 2005;

b)    Bayswater must incur an aggregate of $344,029 of work expenditures on the Property (the Company has incurred an aggregate of $55,971 of the required $400,000 of work expenditures on the Property) under the May 24, 2002 option agreement on or before May 23, 2005, of which Bayswater must incur at least $75,000 of expenditures on or before December 31, 2003; and

c)    The Company will remain responsible for the delivery of the Company share payments to South Coast pursuant to the May 24, 2002 option agreement, and in lieu thereof Bayswater will pay to the Company the market price equivalent (as of the date of each delivery) of the following shares of the Company:

               i.                      75,000 shares on or before May 23, 2003 (issued) (see note 10);
ii.   75,000 shares on or before May 23, 2004; and
iii.   100,000 shares on or before May 23 ,2005.

6.    Unproven Mineral Property Claims (cont’d)

d)    At any time during the 12 months following Bayswater’s exercise of the Option, the Company shall have the right, exercisable upon at least 30 days prior written notice, to purchase from Bayswater an additional 20% interest in the Property (to hold a 25% working interest therein), through the payment to Bayswater of an amount equal to 30% of the actual or deemed amounts of the Option Price paid hereunder and any subsequent amounts paid as expenditures on the Property, to the date of the notice.

Cape Ray

On August 15, 2002, the Company entered into an option agreement with South Coast to acquire a 100% interest in the Cape Ray property. The Cape Ray property consists of 46 mineral claims located in southwest Newfoundland.

In order to earn the 100% interest, the Company will be required to pay a total of $420,000, to issue common shares with a total value of $580,000, to incur exploration expenditures of $1,900,000, and to carry out a feasibility study. The cash payments, share payments and expenditures are required to be made as follows:

	Cash		Share		Exploration
Payments to be made on or before	Payments		Payments		Expenditures

Upon signing	$ 5,000	(paid)
September 13, 2002	$ 10,000	(paid)	$ 30,000	(issued)
March 13, 2003	$ 25,000	(paid)	$ 50,000	(issued)	$ 50,000	(paid)
December 31, 2003	$ 50,000		$ 75,000		$ 400,000
December 31, 2004	$ 55,000		$ 75,000		$ 450,000
December 31, 2005	$ 125,000		$ 150,000		$ 500,000
December 31, 2006	$ 150,000		$ 150,000		$ 500,000

       The Company will have the option of making cash payments, in lieu of share payments, if the Company’s common shares are trading at a price of less than $0.50 per share. The two initial share payments will be based on the average closing price of the Company’s common shares on the 20 trading days prior to the common share issuance. The remaining share payments will be based on the average closing price of the Company’s common shares over the prior calendar year.

       The Company has also agreed to pay South Coast an NSR from the proceeds of production from the property. The amount of the NSR will be based on the price of gold and calculated as follows:

NSR    gold price/ounce
1%    up to and including $350 U.S./oz
2%    from $351 U.S./oz up to and including $400 U.S./oz
3%    from $401 U.S./oz up to and including $450 U.S./oz
4%    above $450 U.S./oz

Upon completion of a positive feasibility study, the Company will pay South Coast a bonus of $250,000.

6.    Unproven Mineral Property Claims (cont’d)

	Cape	South
Property Acquisition Costs	Ray	Quinn	Total

Balance at July 31, 2001	$ -	$ -	$ -
Option payments - cash	-	5,000	5,000
Option payments - shares	-	2,400	2,400
Staking costs	-	1,440	1,440

Balance at July 31, 2002	-	8,840	8,840
Option payments - cash	40,000	5,000	45,000
Option payments - shares	80,000	22,350	102,350
Option reimbursement	-	(18,750)	(18,750)
Staking costs	100	-	100

Balance at July 31, 2003	$ 120,100	$ 17,440	$ 137,540

7.    Loans Payable

  The loans payable are due from an arms length private company, unsecured, due on demand and non-interest bearing.

8.    Share Capital

a)    During the year ended July 31, 2003, the Company completed the following private placements:

i)    Issued 200,000 common shares at a price of $0.30 per share totaling $60,000. Along with the common shares, the company issued 200,000 share purchase warrants entitling the holder to purchase one additional common share at $0.40 per share expiring on October 15, 2004.

ii)    Issued 256,756 flow-through common shares at a price of $0.37 per share totaling $95,000. Along with the common shares, the company issued 256,756 flow-through share purchase warrants entitling the holder to purchase one additional common share at $0.50 per share expiring on January 10, 2005. For income tax purposes, the subscription funds of $95,000 will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures.

b)    As at July 31, 2003, warrants exercisable and outstanding are as follows:

	Exercise
Number	Price	Expiry Date

505,000	$0.12	July 8, 2004
938,000	$0.25	July 17, 2004
200,000	$0.40	October 15, 2004
256,756	$0.50	January 10, 2005

1,899,756

8.    Share Capital (cont’d)

c)    As at July 31, 2003, the Company had 620,000 stock options outstanding. A summary of the status of the Company’s stock options as of July 31, 2003 and 2002 and changes during the years ending on those dates is presented below:

			Weighted-
		Weighted-	average
	Number of	average	remaining
	Shares	exercise price	life (years)

Balance at July 31, 2001	175,000	$0.75	1.57
Cancelled	(100,000)	0.78
Expired	(10,000)	0.75

Balance at July 31, 2002	65,000	$0.71	0.42
Cancelled	(65,000)	0.71
Granted	680,000	0.36
Exercised	(60,000)	0.35

Balance at July 31, 2003	620,000	$0.37	1.01

As at July 31, 2003, stock options exercisable and outstanding are as follows:

	Exercise
Number	Price	Expiry Date

555,000	$0.35	August 6, 2004
40,000	$0.40	August 21, 2004
25,000	$0.67	September 10, 2004

620,000

9.    Stock Options

The Company uses the intrinsic value based method of accounting for stock-based awards granted to employees. Under this method, compensation cost is only recorded when the exercise price is below the market price of the stock on the date of grant. During the year ended July 31, 2003, the Company granted a total of 680,000 stock options to employees and the exercise prices equaled the market prices on the dates of grant. There were no stock options granted to non-employees during the period.

If the Company used the fair value based method of accounting for stock-based awards granted to employees and directors, the cost of the options granted during the year ended July 31, 2003 would have been estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions for each grant:

9.    Stock Options (cont’d)

		Expected	Risk-free				Pro Forma
	Number	Life	Interest	Expected	Dividend	Fair	Compensation
Date of Grant	Granted	(years)	Rate	Volatility	Yield	Value	Cost

August 6, 2002	615,000	2	3.08%	127.00%	0.00%	$0.22	$ 135,300
August 21, 2002	40,000	2	3.38%	127.00%	0.00%	$0.26	10,400
September 10, 2002	25,000	2	3.34%	127.15%	0.00%	$0.43	10,750

Total fair value compensation cost							156,450
Less: intrinsic value compensation cost							-

Additional compensation cost							$ 156,450

If the Company had used the fair value based method, pro forma loss would have amounted to $822,284 (an increase of $156,450) and pro forma loss per share would have been $0.11 (an increase of $0.02) for the year ended July 31, 2003.

10.    Related Party Transactions

Related parties are directors, officers and other companies with common directors and/or officers of the Company. Amounts due to/from related parties are non-interest bearing and without specific terms of repayment.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following is a summary of the related party transactions that occurred throughout the year:

	2003	2002

Accounting services	$ -	$ 18,000
Consulting fees	$ -	$ 29,800
Management fees	$ -	$ 15,000
Promotion	$ 16,000	$ -
Rent	$ -	$ 2,600
Accounts receivable (settled by receipt of 335,000 common shares
from a company related by a common officer)	$ (33,500)	$ 33,500
South Quinn Lake Property - option reimbursement	$ 18,750	$ -

11.    Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, advances for exploration, accounts payable and accrued liabilities and loans payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

12.    Income Taxes

The reported income tax recovery differs from the amount computed by applying the Canadian basic statutory rate to the loss before income taxes. The reasons for this difference and the related tax effect are as follows:

	2003	2002

Canadian basic statutory tax rate	38.5%	42.6%

Potential income tax recovery based on reported loss	$ 256,346	$ 63,142
Unrecognized tax losses	(117,979)	(51,338)
Temporary differences not recognized during the year	(2,250)	(357)
Permanent and other differences	(136,117)	(11,447)

	$ -	$ -

               The Company has accumulated non-capital losses of approximately $1,300,000 which may be deducted in the calculation of taxable income in future years. The losses expire on various dates to 2011. Also, the Company has approximately $10,000 of capital losses and $7,200,000 of Canadian and foreign resource tax pools which may be deducted in the calculation of taxable income in future years. These losses and pools can be carried forward indefinitely.

Future income taxes result primarily from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the company’s future tax assets and liabilities are as follows:

	2003	2002

Canadian basic statutory tax rate	38.5%	42.6%
Future income tax assets
Tax value of resource properties in excess of book value	$ 2,762,891	$ 2,996,858
Non-capital losses carried forward	486,748	466,820
Capital losses carried forward	1,982	-
Tax value of property, plant and equipment in excess of book value	3,643	1,541
Valuation allowance for future income tax assets	(3,255,264)	(3,465,219)

Net future income tax assets	-	-
Future income tax liabilities	-	-

Future income tax assets	$ -	$ -

       Due to the uncertainty surrounding the realization of income tax assets in future years, the Company has a 100% valuation allowance against its potential future income tax assets.

13.    Subsequent Event

On August 27, 2003, the Company completed an investment agreement with Ocean Resources Capital Holdings Plc. ("ORCH"), whereby, ORCH issued to the Company a total of 5,200,000 units in the capital of ORCH (the "Units") at the deemed price of £0.50 per Unit (each Unit consisting of one share and one warrant); and the Company issued to ORCH a loan note (the "Note") in the principal amount of £2,600,000. The Note is convertible and redeemable into common shares of the Company, unsecured and bearing interest at 12% per annum payable by half yearly installments on December 31 and June 30 of each year. The Company sold the 5,200,000 Units and realized net sale proceeds of $2,159,406.

In accordance with the terms of the investment agreement, ORCH converted the entire £2,600,000 principal amount of the Note to common shares of the Company at C$0.60 per share, for 10,825,966 shares (the "Conversion Shares"), calculated on a previously agreed conversion ratio between the British pound and the Canadian dollar of 1 to 2.4983. No interest was due or payable on the Note at that time, and so no interest was converted.

In addition, the Company issued to ORCH 2,000,000 share purchase warrants entitling ORCH to acquire up to 2,000,000 common shares of the Company at $0.45 per common share expiring on September 8, 2005.

The Company paid a finder’s fee in the amount of 4% of the net sale proceeds.

14.    Differences Between Canadian and United States Generally Accepted Accounting Principles ("GAAP")

These financial statements have been prepared in accordance with GAAP in Canada which differs in some respects from GAAP in the United States of America. The material differences between Canadian and United States of America GAAP, in respect of these financial statements, are as follows:

		2003			2002

	Balance per			Balance per
	Canadian		Balance per	Canadian		Balance per
	GAAP	Adjustments	US GAAP	GAAP	Adjustments	US GAAP

Current assets	$ 65,575	$ -	$ 65,575	$ 352,332	$ 21,050	$ 373,382
Property, plant & equip.	7,859	-	7,859	3,357	-	3,357
Unproven mineral prop.	137,540	(137,540)	-	8,840	(8,840)	-

	$ 210,974	$ (137,540)	$ 73,434	$ 364,529	$ 12,210	$ 376,739

Liabilities	$ 75,349	$ -	$ 75,349	$ 20,820	$ -	$ 20,820
Shareholders' equity
(deficit)	135,625	(137,540)	(1,915)	343,709	12,210	355,919

	$ 210,974	$ (137,540)	$ 73,434	$ 364,529	$ 12,210	$ 376,739

	2003	2002	2001

Loss for the year as per Canadian GAAP	$ (665,834)	$ (148,220)	$ (90,047)
Unproven mineral property recoveries (expenditures) (a)	(128,700)	(8,840)	10,000
Share capital discount on issuance of flow-through shares (d)	(33,378)	-	-

Loss for the year as per US GAAP	$ (827,912)	$ (157,060)	$ (80,047)

Basic and diluted loss per share per US GAAP	$ (0.11)	$ (0.04)	$ (0.02)

Other comprehensive income as per Canadian GAAP	$ -	$ -	$ -
Unrealized holding gain on available-for-sale investments (c)	-	21,050	5,000

Other comprehensive income as per US GAAP	$ -	$ 21,050	$ 5,000

14.    Differences Between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (cont’d)

			Accumulated
			Other Comp-
	Share		rehensive
	Capital	Deficit	Income	Total

Shareholders' equity as per Canadian GAAP at
July 31, 2001	$ 10,947,238	$ (10,845,209)	$ -	$ 102,029
Unrealized holding gain on available-for-sale investments	-	-	5,000	5,000

Shareholders' equity as per US GAAP at
July 31, 2001	$ 10,947,238	$ (10,845,209)	$ 5,000	$ 107,029

Shareholders' equity as per Canadian GAAP at
July 31, 2002	$ 11,337,138	$ (10,993,429)	$ -	$ 343,709
Cumulative write-down of unproven mineral properties	-	(8,840)	-	(8,840)
Unrealized holding gain on available-for-sale investments	-	-	21,050	21,050

Shareholders' equity as per US GAAP at
July 31, 2002	$ 11,337,138	$ (11,002,269)	$ 21,050	$ 355,919

Shareholders' equity as per Canadian GAAP at
July 31, 2003	$ 11,794,888	$ (11,659,263)	$ -	$ 135,625
Cumulative write-down of unproven mineral properties	-	(137,540)	-	(137,540)
Cumulative share capital discount on issuance of
flow-through shares	33,378	(33,378)	-	-

Shareholders' equity (deficit) as per US GAAP at
July 31, 2003	$ 11,828,266	$ (11,830,181)	$ -	$ (1,915)

	2003	2002	2001

Cash provided by (used for) operating activities as per Canadian GAAP	$ (604,191)	$ (162,947)	$ (87,660)
Unproven mineral property acquisition costs	(26,350)	(6,440)	-

Cash provided by (used for) operating activities as per US GAAP	$ (630,541)	$ (169,387)	$ (87,660)

Cash provided by (used for) investing activities as per Canadian GAAP	$ (8,492)	$ 11,408	$ -
Unproven mineral property acquisition costs	26,350	6,440	-

Cash provided by (used for) investing activities as per US GAAP	$ 17,858	$ 17,848	$ -

a)    Under United States GAAP, all unproven mineral acquisition and exploration property expenditures are expensed in the year incurred in an exploration stage company.

b)    The Company’s new accounting policy for stock options described in note 2(g) brings Canadian GAAP in line with US GAAP in accounting for stock-based compensation. One outstanding difference relates to Financial Accounting Standards Board ("FASB") Interpretation No. 44 (FIN 44), Accounting for Certain Transactions Involving Stock Compensation.

14.    Differences Between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (cont’d)

As of July 1, 2000, FIN 44 states that when fixed stock option awards to employees and directors are modified, the stock options must be accounted for as variable from the date of modification to the date the stock options are exercised, forfeited or expire unexercised. As a result, any increase in the market price over the reduced exercise price of the stock options must be recognized as compensation cost.

The pro-forma effect of stock options granted using the same model and assumptions as in note 9 as required by SFAS No. 123 is as follows:

	2003	2002	2001

Loss for the year as per US GAAP	$ (827,912)	$ (157,060)	$ (80,047)
Additional compensation cost	(156,450)	-	-

Pro-forma loss for the year as per US GAAP	$ (984,362)	$ (157,060)	$ (80,047)

Pro-forma basic and diluted loss per share per US GAAP	$ (0.13)	$ (0.04)	$ (0.02)

c)    SFAS No. 115 requires investments to be classified with respect to holding period, as determined by management, as either held-to-maturity debt securities, trading securities or available-for-sale investments.

The Company has no held-to-maturity debt securities and no trading securities. The Company’s marketable securities are classified as available-for-sale investments and recorded at the lower of cost or market value for Canadian GAAP purposes. Such investments are not actively traded on short-term differences in price, and for US GAAP purposes, must have holding gains or losses reported as a component of comprehensive income.

SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Therefore, under US GAAP, the Company must report the unrealized holding gains on the marketable securities of $21,050 for 2002 and $5,000 for 2001 as a component of other comprehensive income and exclude said amounts from earnings. There were no other comprehensive items.

d)    Under Canadian income tax legislation, corporations are permitted to issue shares whereby the corporation agrees to incur qualifying expenditures as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors.

The Company has accounted for the issue of flow-through shares in accordance with Canadian GAAP as follows:

At the time of issue the funds received are recorded as share capital. Under Canadian GAAP, once the qualifying expenditures are made, the carrying values of both the unproven mineral property and share capital are reduced by the amount of the tax benefit renounced, calculated at the Company’s effective tax rate. As the Company’s effective tax rate is 0% for 2003, 2002 and 2001, no adjustment would be required.

Canadian GAAP does not require a separate allocation of the amount of funds received by the corporation attributable to the flow-through feature at the time of issue. Also, in the absence of a specific restriction or requirement for the funds to be held in a separate bank account, Canadian GAAP permits funds which are to be spent within the current period to be included with cash and cash equivalents for purposes of classification on the balance sheet and statement of cash flows. Adequate disclosure of the commitment to incur qualifying expenditures and renounce the related tax deductions is required under Canadian GAAP.

14.    Differences Between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (cont’d)

United States GAAP requires the premium or discount from the market trading price at the time an irrevocable agreement to issue the flow-through shares exists, to be accounted for separately on the balance sheet. At the time the expenditures are made, the previously recorded premium or discount is reversed and offset against the tax provision on the income statement, and the deferred income tax liability on the balance sheet recorded. Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-though share funds which are unexpended at the balance sheet date are considered to be restricted and are not considered to be cash or cash equivalents under United States GAAP.

The effect of the adjustments that would have been made under United States GAAP related to the flow-through shares issued by the Company would be to increase share capital by $33,378 and to increase deficit by $33,378 resulting in no effect on shareholders’ equity.

e)    In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Companies are required to adopt SFAS 143 for fiscal years beginning after June 15, 2002, but early adoption is permitted. The Company has determined that the application of SFAS 143 has not had a material affect on its consolidated financial position or results of operations.

f)    In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 146 ("SFAS 146"), Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan. SFAS 146 is effective only for exit or disposal activities initiated after December 31, 2002. The adoption of this statement has not impacted the Company's consolidated financial statements for 2003.

g)    In November 2002, FASB issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The Company has adopted the disclosure requirements and there has been no material impact on the Company's results of operations or financial position.

h)    In December 2002, the FASB issued Statement of Financial Accounting Standard No. 148 ("SFAS 148"), Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires prominent disclosure in the "Summary of Significant Accounting Policies" of both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted SFAS 148 for the 2003 fiscal year end. Adoption of this statement has affected the location of the Company's disclosure within the consolidated financial statements, but will not impact the Company's results of operation or financial position unless the Company changes to the fair value method of accounting for stock-based employee compensation.

14.    Differences Between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (cont’d)

i)    In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities - an interpretation of ARB No. 51. FIN 46 requires that if any entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 provisions are effective for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to January 31, 2003, FIN 46 provisions are required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. The adoption of this statement will not impact the Company's consolidated financial statements for 2003.

j)    In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149 ("SFAS 149"), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not expect the adoption of SFAS 149 to have a material on its operating results or financial condition.

k)    In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 ("SFAS 15"), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities on the balance sheet. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the adoption of SFAS 150 to have a significant impact on its operating results or financial position.

l)    On April 22, 2003, the FASB announced its decision to require all companies to expense the fair value of employee stock options. Companies will be required to measure the cost according to the fair value of the options. Although the new guidelines have not yet been released, it is expected that they will be finalized soon and be effective in 2004. When final rules are announced, the Company will assess the impact to its consolidated financial statements.

TERRA NOVA GOLD CORP. (formerly Globenet Resources Inc.)
(An exploration stage company)
Schedule of Exploration Expenditures
(Canadian Dollars)

	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,
	2003	2002	2001

Cape Ray Property
Drilling	$ 166,148	$ -	$ -
Geochemistry	1,185	-	-
Geology	87,242	-	-
Geophysics	13,942	-	-
Government grants	(77,897)	-	-

	190,620	-	-

South Quinn Lake Property
Geology	44,843	-	-
Geophysics	1,000	-	-

	45,843	-	-

	$ 236,463	$ -	$ -